
12006870

Form 1 Page 1 Execution Page	U.S. SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY) 11/16/12	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS
MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: BATS Y-Exchange, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):
8050 Marshall Dr., Suite 120
Lenexa, Kansas 66214

3. Provide the applicant's mailing address (if different):

4. Provide the business telephone and facsimile number:
(913) 815-7000 (Telephone) (913) 815-7119 (Facsimile)

5. Provide the name, title and telephone number of a contact employee:
Eric Swanson (Name) General Counsel, BATS Y-Exchange, Inc. (Title) (212) 378-8520 (Telephone Number)

6. Provide the name and address of counsel for the applicant:
Eric Swanson
14 Wall Street
New York, NY 10005

7. Provide the date that applicant's fiscal year ends: December 31

8. Indicate legal status of the applicant: X Corporation ___ Sole Partnership ___ Partnership ___ Limited Liability Company ___ Other (specify): ___

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
(a) Date (MM/DD/YY): 7/30/09 (b) State/Country of formation: Delaware/United States of America
(c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

EXECUTION:
The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date: 11/16/12 (MM/DD/YY)
BATS Y-Exchange, Inc. (Name of Applicant)
By: [signature] (Signature)
Anders Franzon, VP, Associate General Counsel (Printed Name and Title)

Subscribed and sworn before me this 16th day of November (Month), 2012 (Year) by Teresa Laffoon (Notary Public)

My Commission expires 03/27/2016 County of Johnson State of Kansas

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.


NOTARY PUBLIC
STATE OF KANSAS
TERESA LAFFOON
NOTARY PUBLIC
STATE OF KANSAS
My App. Exp. 03/27/2016

Exhibit F

Exhibit Request:

A complete set of all forms pertaining to:

1. **Application for membership, participation or subscription to the entity.**
2. **Application for approval as a person associated with a member, participant or subscriber of the entity.**
3. **Any other similar materials.**

Response:

Attached please find the following documents:

1. Application Checklist, Membership Application, Statutory Disqualification Notice, Clearing Letter of Guarantee
2. User Agreement
3. Securities Routing Agreement
4. Market Maker Registration Application
5. User Agreement Addendum to Permit Volume Attribution
6. Retail Member Organization Application
7. Sponsored Access Information, Sponsoring Member Consent and Sponsored Participant Agreement
8. Service Bureau Information, Service Bureau Port Fee Agreement and Service Bureau Agreement
9. Exchange Data Vendor Agreement
10. Addendum to Exchange Data Vendor Agreement for Academic Use of BATS Historical Data
11. Extranet Agreement

The Exchange intends to use Form U-4, the Uniform Application for Securities Industry Registration or Transfer, for persons applying to be associated persons of a Member

BATS Y-Exchange, Inc.
Membership Application and Agreements

In order to join BATS Y-Exchange, Inc., an applicant Broker-Dealer ("Applicant") must complete and submit all materials listed on the Application Checklist below, to: BATS Y-Exchange, Inc. Attn: Membership Services, 8050 Marshall Drive, Suite 120, Lenexa, KS 66214.

MEMBERSHIP CHECKLIST
☐ Membership Application (pages 2-5)
☐ Statutory Disqualification Notice (page 6)
☐ Clearing Letter of Guarantee (only if you are not self-clearing) (page 7)
☐ User Agreement (pages 8-13)
☐ Routing Agreement (pages 14-17)
☐ Three Party Service Bureau Agreement, if applicable (page 18)
☐ Most recent signed and notarized Form BD, including schedules & disclosure reporting pages
☐ A Form U-4 for each officer, director and equity holder who owns 5% or more of Applicant's outstanding equity interests, if not available on WebCRD®.
☐ Most recent audited annual financial statements, if applicable, including Independent Auditors' Report on Internal Control, and unaudited financial statements as of the last month end
☐ FOCUS Reports since last annual audit
☐ Organizational Documents: Articles of Incorporation and Bylaws; Partnership Agreement; Limited Liability Company Agreement or Operating Agreement; or similar documentation
☐ A list of all authorized traders the Applicant will be registering with BATS Y-Exchange, Inc.

Note: All application materials sent to BATS Y-Exchange, Inc. (the "Exchange") will be reviewed for completeness. All applications are deemed confidential and are handled in a secure environment. Applications may, however, be shared with other self-regulatory organizations (*e.g.*, FINRA), as necessary, to evaluate and process the application.

The Exchange may request applicants to submit documentation in addition to what is listed in the Application Checklist during the application review process, pursuant to Exchange Rule 2.6. If you have questions on completing the application, you may direct them to Membership Services at membershipservices@batstrading.com or 913-815-7002. In addition, please refer to the Exchange's website at www.batstrading.com for additional information regarding the membership process.

<table>
<tr><th colspan="6">GENERAL INFORMATION</th></tr>
<tr><td colspan="2">Date:</td><td colspan="2">SEC BD Registration #:</td><td colspan="2">CRD #:</td></tr>
<tr><td colspan="6">Name of Applicant Broker-Dealer:</td></tr>
<tr><td colspan="6">Address of Principal Office:</td></tr>
<tr><td colspan="2">City:</td><td colspan="2">State:</td><td colspan="2">Zip:</td></tr>
<tr><th colspan="6">BILLING ADDRESS</th></tr>
<tr><td colspan="6">Address of Billing Office:</td></tr>
<tr><td colspan="2">City:</td><td colspan="2">State:</td><td colspan="2">Zip:</td></tr>
<tr><th colspan="3">BUSINESS CONTACT</th><th colspan="3">BILLING CONTACT</th></tr>
<tr><td colspan="3">Name:</td><td colspan="3">Name:</td></tr>
<tr><td colspan="3">Title:</td><td colspan="3">Title:</td></tr>
<tr><td colspan="3">CRD # (if applicable):</td><td colspan="3">CRD # (if applicable):</td></tr>
<tr><td colspan="3">Email:</td><td colspan="3">Email:</td></tr>
<tr><td>Phone:</td><td colspan="2">Fax:</td><td colspan="2">Phone:</td><td>Fax:</td></tr>
<tr><th colspan="3">COMPLIANCE CONTACT</th><th colspan="3">TECHNICAL CONTACT</th></tr>
<tr><td colspan="3">Name:</td><td colspan="3">Name:</td></tr>
<tr><td colspan="3">Title:</td><td colspan="3">Title:</td></tr>
<tr><td colspan="3">CRD # (if applicable):</td><td colspan="3">CRD # (if applicable):</td></tr>
<tr><td colspan="3">Email:</td><td colspan="3">Email:</td></tr>
<tr><td>Phone:</td><td colspan="2">Fax:</td><td colspan="2">Phone:</td><td>Fax:</td></tr>
<tr><th colspan="3">TRADING CONTACT</th><th colspan="3">SUPERVISOR OF AUTHORIZED TRADERS</th></tr>
<tr><td colspan="3">Name:</td><td colspan="3">Name:</td></tr>
<tr><td colspan="3">Title:</td><td colspan="3">Title:</td></tr>
<tr><td colspan="3">CRD # (if applicable):</td><td colspan="3">CRD # (if applicable):</td></tr>
<tr><td colspan="3">Email:</td><td colspan="3">Email:</td></tr>
<tr><td>Phone:</td><td colspan="2">Fax:</td><td colspan="2">Phone:</td><td>Fax:</td></tr>
</table>

TYPE OF ORGANIZATION

☐ Corporation ☐ Limited Liability Company ☐ Partnership ☐ Sole Proprietorship

State of Organization:______________________ Federal Employer ID Number:______________________

TYPE OF BUSINESS ACTIVITIES CONDUCTED BY APPLICANT (check all that apply)

☐ Market Maker* ☐ Public Customer Business ☐ Clearing Services ☐ Firm Proprietary Trading

☐ Other: ____________________________________

*Please contact Membership Services for more information on becoming a Market Maker on the Exchange.

OTHER SELF-REGULATORY ORGANIZATION MEMBERSHIPS (check all that apply)

☐ NYSE Amex (AMEX)
☐ BATS Exchange, Inc. (BATS)
☐ NASDAQ BX (BX)
☐ DirectEdge (EDGA)
☐ DirectEdge (EDGX)
☐ Chicago Board Options Exchange (CBOE)
☐ Chicago Stock Exchange (CHX)
☐ National Stock Exchange (NSX)
☐ Financial Industry Regulatory Authority (FINRA)
☐ NASDAQ (NQX)
☐ New York Stock Exchange (NYSE)
☐ NASDAQ PHLX (PHLX)
☐ NYSE Arca, Inc. (ARCA)
☐ International Securities Exchange (ISE)

Name of Applicant's Designated Examining Authority (DEA): ______________________

ADDITIONAL INFORMATION

Discuss any recent events or changes that are not reflected in the Applicant's Form BD and U-4(s) (and amendments thereto) that are submitted with this Application (attach an additional sheet if more space is needed):

State approximate dates of last inspection of Applicant's books and records by the SEC, FINRA (formerly NASD) or any other regulator. If any material deficiencies were revealed, please explain (attach an additional sheet if more space is needed):

SEC: ______________________

FINRA: ______________________

Other: ______________________ Name of regulator: ______________________

Has Applicant during the past three years been subject to the notification and reporting requirements under SEC Rule 17-a-11 because of a net capital or record keeping problem?

☐ Yes ☐ No

If so, please explain:

Does Applicant carry a Broker's Blanket and Fidelity Bond? ☐ Yes ☐ No

If so, please state the following:

Name of insurance carrier: ______________________

Amounts of coverage: ______________________

Effective date of the bond: ______________________

AML COMPLIANCE OFFICER		
Pursuant to Exchange Rule 5.6, each Member is required to designate, and identify to the Exchange, a person or persons responsible for implementing and monitoring the day-to-day operations and internal controls of the Member's anti-money laundering program. A Member must provide prompt notice to the Exchange regarding any change in this designation. If Applicant is a Member of FINRA required to comply with FINRA Rule 3310 (formerly NASD Rule 3011), notification of changes to this designation need not be filed with the Exchange if the Member complies with such FINRA Rule.		
Name:	Title:	
Business Address:		
Phone:	Fax:	Email:

PRINCIPAL REGISTRATION
The Exchange requires each Member other than a sole proprietorship or a proprietary trading firm with 25 or fewer Authorized Traders ("Limited Size Proprietary Firm") to register at least two (2) Series 24 qualified Principals. A Limited Size Proprietary Firm is required to register at least one (1) Series 24 qualified Principal. A "Principal" is any individual responsible for supervising the activities of a Member's Authorized Traders and each person designated as a Chief Compliance Officer on Schedule A of Form BD. In addition, the Exchange requires each Member to register a Series 27 qualified FINOP with the Exchange. See Exchange Rule 2.5, Interpretation and Policy .01 for additional information regarding principal registration. Please indicate below the individuals that the Member intends to register with the Exchange, to comply with these requirements.

DESIGNATED SERIES 24 LICENSED PRINCIPAL		
Name:	CRD #:	
Business Address:		
Phone:	Fax:	Email:

DESIGNATED SERIES 24 LICENSED PRINCIPAL		
Name:	CRD #:	
Business Address:		
Phone:	Fax:	Email:

DESIGNATED SERIES 27 LICENSED PRINCIPAL		
Name:	CRD #:	
Business Address:		
Phone:	Fax:	Email:

[Remainder of page intentionally left blank.]

The undersigned represents that the information and statements contained herein, including exhibits attached hereto, are current, true and complete.

By executing this Application, the undersigned agrees as follows:

(1) To abide by, comply with, and adhere to the provisions of the Exchange's Certificate of Incorporation, its By-Laws, the Exchange Rules, the policies, interpretations and guidelines of the Exchange and all orders and decisions of the Exchange's Board of Directors and penalties imposed by the Board of Directors, and any duly authorized committee (such agreement is not to be construed as a waiver by the undersigned of any right to appeal provided in the Securities Exchange Act of 1934, as amended);

(2) To pay such dues, fees, assessments, and other charges in the manner and amount as shall from time to time be fixed by the exchange.

(3) The exchange and its officers, employees and members of its Board of Directors and of any Exchange committee shall not be liable, except for willful malfeasance, to the Applicant or to any other person, for any action taken by such director, officer, or member in his official capacity, or by any employee of the Exchange while acting within the scope of his employment, in connection with the administration or enforcement of any of the provisions of the Certificate of Incorporation, By-Laws, Exchange Rules, policies, interpretations or guidelines of the Exchange or any penalty imposed by the Exchange, its Board of Directors or any duly authorized committee;

(4) In cases where the Applicant fails to prevail in a lawsuit or administrative adjudicative proceeding instituted by the Applicant against the Exchange of any of its officers, directors, committee members, employees or agents, to pay the Exchange or any of its officers, directors, committee members, employees or agents, all reasonable expenses, including attorneys' fees, incurred by the Exchange in the defense of such proceeding, but only in the event that such expenses exceed Fifty Thousand Dollars ($50,000.00), provided that such payment obligation shall not apply to internal disciplinary actions by the Exchange or administrative appeals;

(5) To maintain and make available to the Exchange, its authorized employees and its Board of Directors or committee members such books and records as may be required to be maintained by the Securities and Exchange Commission or Exchange Rules; and

(6) To provide such other reasonable information with respect to the Applicant as the Exchange may require.

Applicant Broker-Dealer acknowledges its obligation to update any and all information contained in any part of this application, including termination of membership with another SRO, which may cause a change in the Applicant Broker-Dealer's DEA. It is understood that in that event, additional information may be required by the Exchange.

____
Applicant Broker-Dealer

________________________________	________________________
Signature of Authorized Officer, Partner, Managing Member or Sole Proprietor	Date
________________________________	________________________
Print Name	Title

BATS Y-Exchange, Inc.
Statutory Disqualification Notice

Pursuant to the Securities Exchange Act of 1934, as amended ("the Act"), BATS Y-Exchange, Inc. ("Exchange") may deny (or may condition) membership or may bar a natural person from becoming associated (or may condition an association) with a Member for the same reasons that the Securities and Exchange Commission may deny or revoke a broker-dealer registration under the Act. The Act provides for Statutory Disqualification if a person has:

- Been expelled, barred or suspended from membership in or being associated with a member of a self regulatory organization;
- Had broker, dealer or similar privileges denied or suspended or caused such denial or suspension of another;
- Violated any provision of the Act; or
- Been convicted of a theft or securities related misdemeanor or any felony within ten (10) years of the date of applying for membership status or becoming an Associated Person.

☐ **Check here if you DO NOT have person(s) associated with the Applicant Broker-Dealer who is or may be subject to Statutory Disqualification.**

☐ **Check here if you DO have person(s) associated with the Applicant Broker-Dealer who is or may be subject to Statutory Disqualification.***

Please identify any such person(s) associated with the Applicant Broker-Dealer who is or may be subject to Statutory Disqualification. Additionally, identify any such person(s) who are associated with the Applicant Broker-Dealer and who have been approved for association or continued association by another SRO due to a Statutory Disqualification.

* Attach a sheet identifying any such person(s), including the following information:
1. Name and social security number of the person(s).
2. Copies of documents relating to the Statutory Disqualification.
3. Description of each such person's duties (for non-registered individuals, this should include a statement indicating if the position allows access to books, records, funds or securities).
4. Explanation of action taken or approval given by any other SRO regarding each person.

On behalf of (Applicant Broker-Dealer), I hereby attest and affirm that I have read and understand the above and the attached information, and that the answers and the information provided (including copies of any documents) are true and complete to the best of my knowledge. I acknowledge that the Exchange shall rely on the information provided pursuant to this Notice in order to approve or deny Applicant Broker-Dealer's application for membership. I understand that Applicant Broker-Dealer will be subject to a disciplinary action if false or misleading answers are given pursuant to this Notice. I also acknowledge the obligation of Applicant Broker-Dealer to submit to the Exchange any amendment to any document submitted as part of its application, including but not limited to this Notice, within ten (10) business days of such amendment or change.

______________________________	____________________
Signature of Authorized Officer, Partner, Managing Member or Sole Proprietor	Date
______________________________	____________________
Print Name	Title

NOTICE OF CONSENT – To be completed by Clearing Member of Applicant Broker-Dealer

In connection with the qualification of ________________________________ ("Member") as a member of BATS Y-Exchange, Inc. ("Exchange") and pursuant to Exchange Rule 11.15, as may be amended or re-numbered from time to time, the undersigned Clearing Firm represents that it is a member of the Exchange and the National Securities Clearing Corporation ("NSCC"), a clearing agency registered with the Securities Exchange Commission pursuant to Section 17A of the Securities Exchange Act of 1934. The undersigned Clearing Firm accepts full responsibility for clearing and settling any and all transactions made by the Member and/or such persons having access to the Exchange pursuant to a sponsorship arrangement with the Member to the extent such transactions are executed on the Exchange or on other markets after being routed away from the Exchange.

This section shall be deemed a letter of guarantee, letter of authorization, or notice of consent pursuant to Exchange Rules and may be relied upon by Exchange. This Notice of Consent shall be subject to Exchange Rules, as amended from time to time, and shall remain in effect until revoked in writing by the Clearing Firm.

____
Clearing Firm (Broker-Dealer Name)

____
NSCC Clearing #

____
Signature of Authorized Officer, Partner or Managing Member or Sole Proprietor of Clearing Firm

____
Print Name/Title

____
Date

BATS Y-Exchange, Inc.
User Agreement

This User Agreement (this "Agreement"), with an effective date as of the date executed on the signature page hereof, is made by and between BATS Y-Exchange, Inc., a Delaware corporation, with its principal offices at 8050 Marshall Drive, Suite 120, Lenexa, Kansas 66214 ("Exchange"), and the user referenced below ("User").

1. **Term of the Agreement.** This Agreement will continue until terminated pursuant to the terms of this Agreement.

2. **Services.** Subject to the terms and conditions of this Agreement, User will have the right to access Exchange to enter orders on Exchange, receive status updates on orders, cancel orders, execute trades against orders on the Exchange limit order book and to receive data feeds from Exchange ("Exchange Data") containing information regarding User's open orders, executions and volume on Exchange (collectively, the "Services"). User acknowledges and agrees that nothing in this Agreement constitutes an understanding by Exchange to continue any aspect in its current form. Exchange may from time to time make additions, deletions or modifications to the Services. User acknowledges and agrees that Exchange may temporarily or permanently, unilaterally condition, modify or terminate the right of any individuals or entities to access, receive or use Exchange in accordance with Certificate of Incorporation, Bylaws, Rules and Procedures of Exchange, as amended from time to time (the "Exchange Rules"). In the event of a conflict between the Exchange Rules and this Agreement, the Exchange Rules shall prevail. Exchange reserves the right to modify or change the Services provided Exchange notifies User prior to the effectiveness of the modification and User's continued use of the Services following the modification will constitute User's acceptance of the modification.

3. **Compliance.** Except as otherwise provided herein, with respect to all orders submitted to Exchange by User, it is the sole responsibility of User to ensure compliance, by itself, its customers and its representatives, with all applicable United States federal and state laws, rules, and regulations as well as those of FINRA or any other self-regulatory organization of which the User is a member to the extent applicable to User. User represents and warrants that: (i) it will use Exchange only if and when it is duly authorized to use Exchange pursuant to the Exchange Rules; (ii) it agrees to be bound by, and will only use Exchange in compliance with, Exchange Rules; (iii) it is and will remain responsible for its use of Exchange and the use of Exchange by any of its employees, customers or agents or, if User is a member of Exchange, by any person which has entered into a sponsorship arrangement with User to use Exchange (a "Sponsored Participant"); (iv) it will maintain and keep current a list of all authorized traders who may obtain access to Exchange on behalf of User and/or any Sponsored Participant(s); and (v) it will familiarize User's authorized traders with all of User's obligations under this Agreement and will assure that they receive appropriate training prior to any use of or access to Exchange.

4. **Monitoring.** User acknowledges and agrees that Exchange will monitor the use of Exchange by User for compliance with all applicable laws and regulations, including, without limitation, Exchange Rules. User acknowledges its responsibility to monitor its employees, agents and customers for compliance with Exchange Rules, the rules and regulations of any self-regulatory organizations of which User is a member and all applicable federal and state laws.

5. **Settlement of Transactions.** User agrees that it is User's absolute, unconditional, and unassignable obligation, in connection with each securities transaction effected by User on Exchange to ensure the timely delivery of the subject securities and/or funds as well as any required remittance of interest, dividend payments and/or other distributions in compliance with applicable laws and rules, including, without limitation, relevant rules under the Securities Exchange Act of 1934, as amended (the "Act") as well as the rules of any qualified clearing agency. User will promptly notify Exchange in writing upon becoming aware of any material change in or to User's clearing arrangements. Exchange retains the right to break any trade without liability to User or any of User's customers in accordance with the Exchange's Clearly Erroneous Executions Rule (Exchange Rule 11.17, as may be amended or re-numbered from time to time).

6. **Sponsored Participants.** Notwithstanding Exchange's execution and delivery to User of a copy of this Agreement, if User is a Sponsored Participant, and not a member of Exchange, as a condition to initiating and continuing access to Exchange, User must enter into and maintain customer agreements with one or more sponsoring members of Exchange establishing proper relationship(s) and account(s) through which User may trade on Exchange. Such customer agreement(s) must incorporate the sponsorship provisions set forth in Exchange Rules.

7. **Connectivity.** User is solely responsible for providing and maintaining all necessary electronic communications

with Exchange, including, wiring, computer hardware, software, communication line access, and networking devices.

8. **Market Data.** User hereby grants to Exchange a non-exclusive, non-assignable, non-transferable, worldwide, irrevocable license to receive and use information and data that User or User's agent enters into Exchange ("User's Data") for the following purposes: within Exchange Data for performing self-regulatory functions; for internal commercial purposes (i.e., purposes that do not include disclosing, publishing, or distributing outside of Exchange); and for use within Exchange market data products (i.e., products that include disclosure, publication, or distribution to third parties), provided that: (i) such market data products are provided in an aggregate manner that does not directly or indirectly identify User as the source of the information; and (ii) fees for any such market data product are filed with the Securities and Exchange Commission ("SEC") in accordance with the requirements of Section 19 of the Act. Subject to the foregoing license, as between Exchange and User, User retains all ownership and other rights associated with User's Data. No provision in this Agreement shall impair any right, interest, or use of User's Data granted by operation of SEC rules or any other rule or law. User represents and warrants that, with respect to User's Data: (i) User owns or has sufficient rights in and to User's Data to authorize Exchange to use User's Data to perform all obligations under this Agreement with respect thereto; (ii) use or delivery of User's Data by User or Exchange will not violate the proprietary rights (including, without limitation, any privacy rights) of any party; and (iii) use or delivery of User's Data by User or Exchange will not violate any applicable law or regulation.

9. **Restrictions on Use; Security.** Unless otherwise required by law, User may not sell, lease, furnish or otherwise permit or provide access to Exchange or any information or data made available therein (with the exception of User's Data) to any other entity or to any individual that is not User's employee, customer, agent or Sponsored Participant. User accepts full responsibility for its employees', customers', agents' and Sponsored Participants' use of Exchange, which use must comply with Exchange Rules and the User's obligations under this Agreement. User will take reasonable security precautions to prevent unauthorized use of or access to Exchange, including unauthorized entry of information into Exchange, or the information and data made available therein. Without limiting the generality of the foregoing, User shall insure that all internal use of Exchange Data: (i) clearly and prominently identifies the information as originating from Exchange where applicable; (ii) is adequately protected to prevent unauthorized access; and (iii) is not altered by User to make it materially incorrect or misleading in any way. User understands and agrees that User is responsible for any and all orders, trades and other messages and instructions entered, transmitted or received under identifiers, passwords and security codes of User's authorized traders, and for the trading and other consequences thereof, except in the event of willful misconduct, fraud or a breach of this Agreement by Exchange that results in unauthorized access by other parties. User may not convey, retransmit, republish or rebroadcast any Exchange Data to any outside party unless it signs and complies with a separate Exchange Data Vendor Agreement. Each party shall install and maintain at all times during the term of this Agreement a corporate "firewall" protecting its computer network in accordance with commercially reasonable specifications and standards. Exchange shall not include in the operation of Exchange or the Services provided under this Agreement any computer code designed to disrupt, disable, harm, or otherwise impede in any manner, including aesthetic disruptions or distortions, the operation of User's computer system, or any other associated software, firmware, hardware, computer system or network (sometimes referred to as "viruses" or "worms"), or that would disable such system or impair in any way its operation based on the elapsing of a period of time, advancement to a particular date or other numeral (sometimes referred to as "time bombs", "time locks", or "drop dead" devices), or any other similar harmful, malicious or hidden programs, procedures, routines or mechanisms which would cause such programs to cease functioning, or provide or allow unauthorized access to the User's system, or to damage or corrupt data, storage media, programs, equipment or communications, or otherwise interfere with operations. In addition, Exchange shall implement a commercially reasonable method to intercept and block or delete any such viruses, worms, time bombs, time locks, drop dead devices or other malicious or harmful programs, procedures, routines or mechanisms, and carry out on a regular basis, no less frequently than monthly, and more frequently as reasonably required, a commercially reasonable method to scan its computer system and eliminate from it any such malicious or harmful programs, procedures, routines or mechanisms.

10. **Information.**

(a) Confidentiality. Both parties acknowledge that: (i) Exchange and the information and data made available therein, incorporate confidential and proprietary information developed, acquired by or licensed to Exchange; and (ii) each party may receive or have access to other proprietary or confidential information disclosed and reasonably understood as confidential by the disclosing party (collectively, the "Information"). The receiving party will use the disclosing party's Information solely to perform its obligations under this Agreement. The receiving party will take all precautions necessary to safeguard the confidentiality of the disclosing party's Information, including without limitation: (i) those taken by the receiving party to protect its own confidential information; and (ii) those which the disclosing party may reasonably request from time to time. Exchange will not disclose the identity of User or User's customers to any of its other members or to any third parties in connection with orders, trades and other messages and instructions entered or executed by User on Exchange, except as required by a court or regulatory or self-regulatory authority with jurisdiction over Exchange or User, or to facilitate the clearance and settlement of a trade, or with written permission from User.

(b) Disclosure. The receiving party will not disclose, in whole or in part, the disclosing party's Information to any person, except as specifically authorized under this Agreement. User may not disclose any data or compilations of data made available to User by Exchange without the express, prior written authorization of Exchange. The receiving party may also disclose Information in accordance with its regulatory obligations.

(c) Unauthorized Use or Disclosure. The parties acknowledge that any unauthorized use or disclosure of the disclosing party's Information may cause irreparable damage to the disclosing party. If an unauthorized use or disclosure occurs, the receiving party will immediately notify the disclosing party and take at its expense all steps necessary to recover the disclosing party's Information and to prevent its subsequent unauthorized use or dissemination, including availing itself of actions for seizure and injunctive relief. If the receiving party fails to take these steps in a timely and adequate manner, the disclosing party may take them at the receiving party's expense, and the receiving party will provide the disclosing party with its reasonable cooperation in such actions that the disclosing party may request.

(d) Limitation. The receiving party will have no confidentiality obligation with respect to any portion of the disclosing party's Information that: (i) the receiving party independently developed before receiving the Information from the disclosing party; (ii) the receiving party lawfully obtained from a third party under no obligation of confidentiality; (iii) is or becomes available to the public other than as a result of an act or omission of the receiving party or any of its employees; or (iv) the receiving party is compelled to disclose by law, regulation or legal process provided by a court of competent jurisdiction or other governmental entity to whose jurisdiction the receiving party is subject.

11. Clearly Erroneous Trade Policy. User has read and agrees to the terms stipulated in Exchange Rule 11.17 (Clearly Erroneous Executions), as Exchange may amend or re-number from time to time.

12. Corporate Names; Proprietary Rights. Exchange and User each acknowledge and agree that Exchange and User each have proprietary rights in their respective trade names, trademarks, service marks, logos, copyrights and patents, registered or unregistered (collectively, the "Marks"). Exchange and User each agree that they shall not use the other party's Marks in any way that would infringe upon the rights of the other Party. Further, this Agreement shall not grant either party the right to use the other party's Marks in any marketing, promotional or other materials without the prior review and written consent of the other party.

13. Fees. By signing this Agreement, User agrees to make timely payment of all system usage fees, as may be set forth in Exchange Rules or posted on Exchange's web site, as well as any applicable late fees for the failure to make payment within the required time period. Fees are payable within 30 days of the invoice date. User will be solely responsible for any and all telecommunications costs and all other expenses incurred in linking to, and maintaining its link to, Exchange. Failure to make payments within 30 days from the invoice date may result in suspension or termination of Services. User agrees to pay Exchange a late charge in the amount of 1% per month on all past due amounts that are not the subject of a legitimate and bona fide dispute. Subject to the Act, Exchange reserves the right to change its fee schedule with 48 hours prior notice to User (delivered via e-mail and posted to the Exchange web site). The provisions of this Section will survive the termination of this Agreement.

14. DISCLAIMER OF WARRANTY. THE SERVICES ARE PROVIDED AS-IS, WITHOUT WARRANTIES, EXPRESS OR IMPLIED, INCLUDING, BUT NOT LIMITED TO, ANY IMPLIED CONDITIONS OR WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR USE OR PURPOSE, ANY IMPLIED WARRANTY ARISING FROM TRADE USAGE, COURSE OF DEALING OR COURSE OF PERFORMANCE, AND OF ANY OTHER WARRANTY OR OBLIGATION WITH RESPECT TO THE SYSTEM OR ANY SOFTWARE OR OTHER MATERIALS MADE AVAILABLE TO USER AND ALL SUCH OTHER WARRANTIES ARE HEREBY DISCLAIMED. THERE IS NO GUARANTY THAT THE SERVICES PROVIDED BY EXCHANGE WILL MEET THE USER'S REQUIREMENTS, BE ERROR FREE, OR OPERATE WITHOUT INTERRUPTION. EXCHANGE GIVES NO WARRANTIES OF ANY KIND AS TO THE FITNESS, CAPACITY, OR CONDUCT OF ANY OTHER PERSON HAVING ACCESS TO EXCHANGE AND SHALL NOT BE HELD LIABLE TO OR THROUGH USER OR OTHERWISE FOR ANY USE OR ABUSE WHATSOEVER OF EXCHANGE BY ANOTHER PERSON HAVING ACCESS TO EXCHANGE, INCLUDING, WITHOUT LIMITATION, ANY FAILURE TO CONCLUDE TRANSACTIONS OR OBSERVE APPLICABLE MARKET REGULATIONS OR CONVENTIONS OR TO PAY REQUISITE TAXES OR OTHER CHARGES ON ANY TRANSACTIONS OR TO OTHERWISE ACT LAWFULLY.

15. NO LIABILITY FOR TRADES. ABSENT FRAUD OR WILLFUL MISCONDUCT BY EXCHANGE OR A CLAIM ARISING OUT OF EXCHANGE'S INDEMNIFICATION OBLIGATION, USER UNDERSTANDS AND AGREES THAT: (i) EXCHANGE IS NOT DIRECTLY OR INDIRECTLY A PARTY TO OR A PARTICIPANT IN ANY TRADE OR

TRANSACTION ENTERED INTO OR OTHERWISE CONDUCTED THROUGH EXCHANGE; AND (ii) EXCHANGE IS NOT LIABLE IN ANY MANNER TO ANY PERSON (INCLUDING WITHOUT LIMITATION USER AND ANY PERSON FOR WHOM USER IS AUTHORIZED TO TRADE OR ACT) FOR THE FAILURE OF ANY PERSON ENTERING INTO A TRADE OR TRANSACTION BY MEANS OF EXCHANGE TO PERFORM SUCH PERSON'S SETTLEMENT OR OTHER OBLIGATIONS UNDER SUCH TRADE OR TRANSACTION. ABSENT FRAUD OR WILLFUL MISCONDUCT BY EXCHANGE OR A CLAIM ARISING OUT OF EXCHANGE'S INDEMNIFICATION OBLIGATION, NEITHER EXCHANGE, NOR ANY OF ITS AGENTS, AFFILIATES OR LICENSORS WILL BE LIABLE FOR ANY LOSSES, DAMAGES, OR OTHER CLAIMS, ARISING OUT OF EXCHANGE OR ITS USE AND ANY LOSSES, DAMAGES, OR OTHER CLAIMS, RELATED TO A FAILURE OF EXCHANGE TO DELIVER, DISPLAY, TRANSMIT, EXECUTE, COMPARE, SUBMIT FOR CLEARANCE AND SETTLEMENT, OR OTHERWISE PROCESS AN ORDER, MESSAGE, OR OTHER DATA ENTERED INTO, OR CREATED BY, EXCHANGE WILL BE ABSORBED BY THE USER THAT ENTERED THE ORDER, MESSAGE OR OTHER DATA INTO EXCHANGE. NOTWITHSTANDING THE FOREGOING, EXCHANGE MAY BE LIABLE TO USER TO THE EXTENT SUCH LIABILITY ARISES BASED ON THE EXCHANGE RULE CURRENTLY NUMBERED 11.16 (LIMITATION OF LIABILITY), AS SUCH RULE MAY BE AMENDED OR RE-NUMBERED FROM TIME TO TIME.

16. NO CONSEQUENTIAL DAMAGES. ABSENT FRAUD OR WILLFUL MISCONDUCT BY EXCHANGE OR A CLAIM ARISING OUT OF EXCHANGE'S INDEMNIFICATION OBLIGATION, UNDER NO CIRCUMSTANCES WILL EXCHANGE OR ITS AGENTS, AFFILIATES OR LICENSORS BE LIABLE FOR ANY LOSS, DAMAGE, CLAIM OR EXPENSE, INCLUDING WITHOUT LIMITATION ANY DIRECT, CONSEQUENTIAL, INDIRECT, SPECIAL, PUNITIVE OR INCIDENTAL DAMAGES OR LOST PROFITS, WHETHER FORESEEABLE OR UNFORESEEABLE, BASED ON USER'S CLAIMS OR THE CLAIMS OF ITS CUSTOMERS, EMPLOYEES OR AGENTS (INCLUDING, BUT NOT LIMITED TO, CLAIMS FOR LOSS OF DATA, GOODWILL, USE OF MONEY OR USE OF EXCHANGE, INTERRUPTION IN USE OR AVAILABILITY OF EXCHANGE, STOPPAGE OF OTHER WORK OR IMPAIRMENT OF OTHER ASSETS), ARISING OUT OF BREACH OR FAILURE OF EXPRESS OR IMPLIED WARRANTY, BREACH OF CONTRACT, MISREPRESENTATION, NEGLIGENCE, STRICT LIABILITY IN TORT OR OTHERWISE. THIS SECTION WILL NOT APPLY ONLY WHEN AND TO THE EXTENT THAT APPLICABLE LAW SPECIFICALLY REQUIRES LIABILITY, DESPITE THE FOREGOING EXCLUSION AND LIMITATION. NOTWITHSTANDING THE FOREGOING, EXCHANGE MAY BE LIABLE TO USER TO THE EXTENT SUCH LIABILITY ARISES BASED ON THE EXCHANGE RULE CURRENTLY NUMBERED 11.16 (LIMITATION OF LIABILITY), AS SUCH RULE MAY BE AMENDED OR RE-NUMBERED FROM TIME TO TIME.

17. Indemnification by User. User agrees to indemnify and hold harmless Exchange, its owners, subsidiaries, affiliates, officers, directors, employees, agents, and any related persons and entities, from and against all expenses and costs and damages (including any reasonable legal fees and expenses), direct, consequential, and/or incidental in nature, claims, demands, proceedings, suits, and actions, and all liabilities resulting from, in connection with, or arising out of any failure by User, for any reason, fraudulent, negligent or otherwise, to comply with its obligations under this agreement and for any loss or claim which may arise from a claim that one or more trades or orders in securities placed by User with Exchange were in violation of any state or federal securities law or Exchange Rules unless such expenses, costs, damages, claims, demands, proceedings, suits, actions, or liabilities arise from Exchange's willful misconduct, fraud or breach of Exchange's obligations under this Agreement.

18. Indemnification by Exchange. Exchange agrees to indemnify, defend and hold harmless User and its subsidiaries, affiliates and its and their respective officers, directors, employees, and agents from and against all expenses and costs and damages (including any legal fees and expenses), direct, consequential, and/or incidental in nature, claims, demands, proceedings, suits, and actions, and all liabilities resulting from, in connection with, or arising out of any third party claim that Exchange or the Services, or User's use thereof, infringes any copyright, patent, trademark, trade secret or other intellectual property right.

19. Termination. User or Exchange may terminate this Agreement or any part of the Services upon 30 days written notice to the other party. In addition, Exchange may suspend or terminate the Services to User immediately if it determines, in Exchange's sole reasonable determination, that: (i) User has breached any material term of this Agreement; (ii) User is engaged in activities that Exchange determines to be detrimental to Exchange or its members; (iii) User poses a credit risk to Exchange; (iv) User is retransmitting or republishing Exchange Data without the prior approval of Exchange; (v) User has violated any Exchange Rules; or (vi) User ceases to be a member in good standing with Exchange. Upon the termination of this Agreement for any reason, all rights granted to User hereunder will cease. The following Sections will survive the termination or expiration of this Agreement for any reason: 8, 9, 10, 12, 13, 14, 15, 16, 17, 18, 19, 24 and 26. In no event will termination of this Agreement relieve User of any obligations incurred prior to the termination or through its use of or connection to Exchange

20. Acknowledgement of SRO Obligations. Exchange represents: (i) that Exchange is registered with the SEC as a national securities exchange pursuant to Section 6 of the Act; (ii) that Exchange has a statutory obligation to protect investors and the public interest, and to ensure that quotation information supplied to investors and the public is fair and informative, and not discriminatory, fictitious or misleading; (iii) that Section 19(g)(1) of the Act mandates that Exchange, as a self-regulatory organization, comply with the Act; and (iv) that Exchange has jurisdiction over its members to enforce compliance with the Act as well as the rules, regulations and interpretations of Exchange. Accordingly, User agrees that Exchange, when required to do so in fulfillment of its statutory obligations, may, in accordance with Exchange Rules, temporarily or permanently, unilaterally condition, modify or terminate the right of any or all individuals or entities, including User, to receive or use the Services. Exchange shall undertake reasonable efforts to notify User of any such condition, modification or termination, and User shall promptly comply with any requirement that may be contained in such notice within such period of time as may be determined in good faith by Exchange to be necessary and consistent with its statutory obligations. Any individual or entity that receives such a notice shall have available to it such procedural protections as are provided to it by the Act and the applicable rules thereunder and Exchange Rules.

21. Assignment. User's license to use the Services during the term of this Agreement is personal, nonexclusive and nontransferable. User shall not assign, delegate or otherwise transfer this Agreement or any of its rights or obligations hereunder without Exchange's prior approval, which will not be unreasonably withheld. Exchange may, as permitted by the Act, assign or transfer this Agreement or any of its rights or obligations hereunder to a related or unrelated party upon notice to User.

22. Force Majeure. Neither party to this Agreement will be liable for delay or failure to perform its obligations hereunder (other than a failure to pay amounts when due) caused by an event that is beyond the party's control; provided, however, that such party will not have contributed in any way to such event.

23. Severability. Each provision of this Agreement will be deemed to be effective and valid under applicable law, but if any provision of this Agreement is determined to be invalid, void, or unenforceable under any law, rule, administrative order or judicial decision, that determination will not affect the validity of the remaining provisions of this Agreement.

24. Arbitration. In connection with the following agreement to arbitrate, each party understands that: (i) arbitration is final and binding on the parties; (ii) the parties are waiving their right to seek remedies in court, including the right to jury trial; (iii) pre-arbitration discovery is generally more limited than and different from court proceedings; (iv) the arbitrators' award is not required to include factual findings or legal reasoning, and any party's right to appeal or seek modification of rulings by the arbitrators is strictly limited; and (v) the panel of arbitrators will typically include a minority of arbitrators who were or are affiliated with the securities industry. Subject to the preceding disclosures, each party agrees that any controversy arising out of or relating to this Agreement or the breach thereof will be resolved and settled by arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association or in accordance with such other rules and procedures as are agreed to by the parties. The arbitration proceeding shall be conducted in New York, New York, unless otherwise agreed to by the parties. Judgment upon arbitration may be entered in any court, state or federal, having jurisdiction; provided, however, that nothing herein will prevent either party from: (i) petitioning a regulatory body regarding a matter in question over which the regulatory body has administrative jurisdiction; or (ii) pursuing injunctions before any administrative or judicial forum provided that all monetary and other relief is submitted for arbitration.

25. Amendment. Exchange may amend any term or condition of this Agreement on one hundred and twenty (120) days' written notice to User (which notice may be provided by way of a circular issued to Members generally). User may object in writing to the proposed amendment by providing a written response to the address specified above, such response stating in reasonable detail the basis of the objection. Such response must be received no later than sixty (60) days after the date that Exchange distributed the initial notice. Exchange will respond to User's timely objection in writing within thirty (30) days of receipt and will use reasonable efforts thereafter to meet with the objecting User (in person or by phone) to discuss in good faith any potential resolution. Otherwise, any use by User of the System after the expiration of the one hundred and twenty (120) day notice period shall be deemed acceptance by User of the amendment. User may not alter any terms and conditions of this Agreement, and no modification to this Agreement proposed by User will be binding, unless in writing and manually signed by an authorized representative of each party.

26. Miscellaneous. All notices or approvals required or permitted under this Agreement must be given in writing to Exchange at the address specified above or to User at its last reported principal office address. Any waiver or modification of this Agreement will not be effective unless executed in writing and signed by the other party. This

Agreement will bind each party's successors-in-interest. This Agreement will be governed by and interpreted in accordance with the internal laws of the State of New York, USA. For all matters not subject to Section 24 (Arbitration) above, both parties submit to the jurisdiction of the state and federal courts in and for the State of New York, USA for the resolution of any dispute arising under this Agreement. If any provision of this Agreement is held to be unenforceable, in whole or in part, such holding will not affect the validity of the other provisions of this Agreement. This Agreement, together with the applicable Exchange Rules, constitutes the complete and entire statement of all conditions and representations of the agreement between Exchange and User with respect to its subject matter and supersedes all prior writings or understandings.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be executed by their duly authorized officers.

User:____________________________________

Signature:_______________________________

Printed Name:____________________________

Title:___________________________________

Select type of User:

☐ Exchange Member

☐ Sponsored Participant

If Sponsored Participant, name of Sponsoring Member: __________________________

BATS Y-Exchange, Inc.

Signature:_______________________________

Printed Name:____________________________

Title:___________________________________

Date: ___________________________________

BATS Trading, Inc.
Securities Routing Agreement

Provided that User is a Member or Sponsored Participant of a Member of BATS Y-Exchange, Inc. ("Exchange") and subject to a valid, ongoing User Agreement with Exchange, BATS Trading, Inc. (hereinafter "BATS Trading"), a broker-dealer registered in accordance with Section 15(a) of the Securities Exchange Act of 1934, as amended (the "Act"), agrees to act as agent to User for the purpose of providing certain routing services, as described herein, provided that User is bound by the terms and conditions of this agreement (the "Routing Agreement") and any applicable rules and interpretations of Exchange Rules. Whereas BATS Trading provides certain order routing services for Exchange, and User desires to use the order routing facilities of Exchange, for good and valuable consideration, User and BATS Trading agree as follows:

1. **Routing Services.** BATS Trading, a wholly owned subsidiary of BATS Global Markets, Inc., agrees to act as agent for User for routing orders entered into Exchange to the applicable market centers or broker-dealers for execution, whenever such routing is at User's request, and is permitted in accordance with Exchange Rules. User understands and agrees that orders executed on its behalf shall at all times be subject to the terms and conditions of Exchange Rules. In the event of a conflict between the Exchange Rules and this Routing Agreement, the Exchange Rules shall prevail.

2. **Orders Not Eligible For Routing Services.** User agrees that BATS Trading will not handle or otherwise route any orders that are not eligible for order routing in accordance with Exchange Rules.

3. **Cancellation; Modification Of Orders.** User agrees that any requests regarding cancellation or modification of orders shall be subject to Exchange Rules. User understands that the Exchange Rules may provide that requests to cancel orders while the order is routed away to another market center and remains outside Exchange will be processed by BATS Trading subject to the applicable trading rules of the relevant market center.

4. **Transmission Of Order Instructions.** User agrees that all orders on its behalf must be transmitted to BATS Trading through Exchange. User agrees that Exchange is its exclusive mechanism for purposes of transmitting orders on its behalf to BATS Trading and for receiving notice regarding such orders. BATS Trading shall be entitled to rely upon and act in accordance with any order instructions received from Exchange on behalf of User. User agrees that all order executions effected on behalf of User pursuant to this Routing Agreement shall be reported by BATS Trading to Exchange. User shall be notified of such executions through Exchange.

5. **Clearance And Settlement.** User agrees that all transactions executed on its behalf shall be processed in accordance with Exchange Rules. If User is a Member, User agrees that orders executed on its behalf by BATS Trading shall be automatically processed by Exchange for clearance and settlement on a locked-in basis. If User is a Sponsored Participant, User agrees that all orders executed on its behalf by BATS Trading shall be cleared and settled, using the relevant sponsoring Exchange Member's mnemonic (or its clearing firm's mnemonic, as applicable) and such Exchange Member retains responsibility for the clearance and settlement of all such orders.

6. **Information.**

(a) <u>Confidentiality</u>. Both parties acknowledge that each party to this Routing Agreement may receive or have access to other proprietary or confidential information disclosed and reasonably understood as confidential by the disclosing party (collectively, the "Information"). The receiving party will use the disclosing party's Information solely to perform its obligations under this Routing Agreement. The receiving party will take all precautions necessary to safeguard the confidentiality of the disclosing party's Information, including without limitation: (i) those taken by the receiving party to protect its own confidential information; and (ii) those which the disclosing party may reasonably request from time to time. BATS Trading will not disclose the identity of User or User's customers to any of Exchange's other Members or to any third parties in connection with orders, trades and other messages and instructions entered or executed by User on Exchange, except as required by a court or regulatory or self-regulatory authority with jurisdiction over BATS Trading, Exchange or User, or to facilitate the clearance and settlement of a trade, or with written permission from User.

(b) Disclosure. The receiving party will not disclose, in whole or in part, the disclosing party's Information to any person, except as specifically authorized under this Routing Agreement. If applicable, User may not disclose any data or compilations of data made available to User by BATS Trading without the express, prior written authorization of BATS Trading. The receiving party may also disclose Information in accordance with its regulatory obligations.

(c) Unauthorized Use or Disclosure. The parties acknowledge that any unauthorized use or disclosure of the disclosing party's Information may cause irreparable damage to the disclosing party. If an unauthorized use or disclosure occurs, the receiving party will immediately notify the disclosing party and take at its expense all steps necessary to recover the disclosing party's Information and to prevent its subsequent unauthorized use or dissemination, including availing itself of actions for seizure and injunctive relief. If the receiving party fails to take these steps in a timely and adequate manner, the disclosing party may take them at the receiving party's expense, and the receiving party will provide the disclosing party with its reasonable cooperation in such actions that the disclosing party may request.

(d) Limitation. The receiving party will have no confidentiality obligation with respect to any portion of the disclosing party's Information that: (i) the receiving party independently developed before receiving the Information from the disclosing party; (ii) the receiving party lawfully obtained from a third party under no obligation of confidentiality; (iii) is or becomes available to the public other than as a result of an act or omission of the receiving party or any of its employees; or (iv) the receiving party is compelled to disclose by law, regulation or legal process provided by a court of competent jurisdiction or other governmental entity to whose jurisdiction the receiving party is subject.

7. **Term Of Agreement.** This Routing Agreement will be effective as of the date executed by BATS Trading on the signature page hereof and will remain in effect thereafter until terminated by either party upon notice to the other party. Termination will be effective at the close of trading in the affected markets and applications on the day that notice of termination is received by the other party hereto. BATS Trading may terminate this Routing Agreement with written notice if: (i) User is in breach of this Routing Agreement for any reason; (ii) any representations made by User in connection with this Routing Agreement or the User Agreement are or become false or misleading; or (iii) User is no longer a Member or Sponsored Participant of Exchange or otherwise authorized to access Exchange. Upon the termination of this Routing Agreement or the User Agreement for any reason, all rights granted to User hereunder will cease. The following Sections will survive the termination or expiration of this Routing Agreement for any reason: 6, 8, 9, 10, 11, 12, 15 and 17. In no event will termination of this Routing Agreement relieve User of any obligations incurred prior to the termination or through its use of or connection to Exchange.

8. **Indemnity.** User agrees to indemnify, defend and hold BATS Trading harmless from and against any and all claims, demands, losses, costs, expenses, obligations, liabilities, damages, recoveries, and deficiencies, including interest, penalties, and attorneys' fees, arising from or as a result of User's breach of its obligations under this Routing Agreement or otherwise from its use of BATS Trading routing services, unless such claims, demands, losses, costs, expenses, obligations, liabilities, damages, recoveries, and deficiencies arise from BATS Trading's willful misconduct, fraud or breach of BATS Trading's obligations under this Routing Agreement.

9. **Indemnification by BATS Trading.** BATS Trading agrees to indemnify, defend and hold harmless User and its subsidiaries, affiliates and its and their respective officers, directors, employees, and agents from and against all expenses and costs and damages (including any legal fees and expenses), direct, consequential, and/or incidental in nature, claims, demands, proceedings, suits, and actions, and all liabilities resulting from, in connection with, or arising out of any third party claim that the order routing services of BATS Trading, or User's use thereof, infringes any copyright, patent, trademark, trade secret or other intellectual property right.

10. **DISCLAIMER OF WARRANTY.** ROUTING SERVICES ARE PROVIDED "AS-IS" AND WITHOUT WARRANTY OF ANY KIND. ALL WARRANTIES, CONDITIONS, REPRESENTATIONS, INDEMNITIES AND GUARANTEES WITH RESPECT TO THE ROUTING SERVICE, WHETHER EXPRESS, IMPLIED, OR STATUTORY, ARISING BY LAW, CUSTOM, PRIOR ORAL OR WRITTEN STATEMENTS BY BATS TRADING, EXCHANGE OR ITS OR THEIR AGENTS, AFFILIATES, LICENSORS OR OTHERWISE (INCLUDING, BUT NOT LIMITED TO ANY WARRANTY OF SATISFACTORY QUALITY, ACCURACY, UNINTERRUPTED USE, TIMELINESS, TRUTHFULNESS, SEQUENCE, COMPLETENESS, MERCHANTABILITY, FITNESS FOR PARTICULAR PURPOSE OR NON-INFRINGEMENT AND ANY IMPLIED WARRANTIES ARISING FROM TRADE USAGE, COURSE OF DEALING OR COURSE OF PERFORMANCE) ARE HEREBY OVERRIDDEN, EXCLUDED AND DISCLAIMED.

11. **NO LIABILITY FOR TRADES.** ABSENT FRAUD OR WILLFUL MISCONDUCT BY BATS TRADING OR A CLAIM ARISING OUT OF BATS TRADING'S INDEMNIFICATION OBLIGATION, USER UNDERSTANDS AND AGREES

THAT BATS TRADING IS NOT LIABLE UNDER THIS ROUTING AGREEMENT TO ANY PERSON (INCLUDING WITHOUT LIMITATION USER AND ANY PERSON FOR WHOM USER IS AUTHORIZED TO TRADE OR ACT) FOR THE FAILURE OF ANY PERSON ENTERING INTO A TRADE OR TRANSACTION BY MEANS OF EXCHANGE TO PERFORM SUCH PERSON'S SETTLEMENT OR OTHER OBLIGATIONS UNDER SUCH TRADE OR TRANSACTION. ABSENT FRAUD OR WILLFUL MISCONDUCT BY BATS TRADING OR A CLAIM ARISING OUT OF BATS TRADING'S INDEMNIFICATION OBLIGATION, NEITHER BATS TRADING, OR ITS AGENTS, AFFILIATES OR LICENSORS WILL BE LIABLE FOR ANY LOSSES, DAMAGES, OR OTHER CLAIMS, ARISING OUT OF THE ROUTING SERVICE OR ITS USE. ANY LOSSES, DAMAGES, OR OTHER CLAIMS, RELATED TO A FAILURE OF BATS TRADING TO DELIVER, DISPLAY, TRANSMIT, EXECUTE, COMPARE, SUBMIT FOR CLEARANCE AND SETTLEMENT, OR OTHERWISE PROCESS AN ORDER, MESSAGE, OR OTHER DATA ENTERED INTO, OR CREATED BY, EXCHANGE WILL BE ABSORBED BY USER OR THE MEMBER SPONSORING USER, THAT ENTERED THE ORDER, MESSAGE OR OTHER DATA INTO EXCHANGE. NOTWITHSTANDING THE FOREGOING, BATS TRADING AS A FACILITY OF THE EXCHANGE MAY BE LIABLE TO USER TO THE EXTENT SUCH LIABILITY ARISES BASED ON THE EXCHANGE RULE CURRENTLY NUMBERED 11.16 (LIMITATION OF LIABILITY), AS SUCH RULE MAY BE AMENDED OR RE-NUMBERED FROM TIME TO TIME.

12. NO CONSEQUENTIAL DAMAGES. ABSENT FRAUD OR WILLFUL MISCONDUCT BY BATS TRADING OR A CLAIM ARISING OUT OF BATS TRADING'S INDEMNIFICATION OBLIGATION, UNDER NO CIRCUMSTANCES WILL BATS TRADING OR ITS AGENTS, AFFILIATES OR LICENSORS BE LIABLE FOR ANY LOSS, DAMAGE, CLAIM OR EXPENSE, INCLUDING WITHOUT LIMITATION ANY DIRECT, CONSEQUENTIAL, INDIRECT, SPECIAL, PUNITIVE OR INCIDENTAL DAMAGES OR LOST PROFITS, WHETHER FORESEEABLE OR UNFORESEEABLE, BASED ON USER'S CLAIMS OR THE CLAIMS OF ITS CUSTOMERS, EMPLOYEES OR AGENTS (INCLUDING, BUT NOT LIMITED TO, CLAIMS FOR LOSS OF DATA, GOODWILL, USE OF MONEY OR USE OF ROUTING SERVICES, INTERRUPTION IN USE OR AVAILABILITY OF BATS TRADING, STOPPAGE OF OTHER WORK OR IMPAIRMENT OF OTHER ASSETS), ARISING OUT OF BREACH OR FAILURE OF EXPRESS OR IMPLIED WARRANTY, BREACH OF CONTRACT, MISREPRESENTATION, NEGLIGENCE, STRICT LIABILITY IN TORT OR OTHERWISE. THIS SECTION WILL NOT APPLY ONLY WHEN AND TO THE EXTENT THAT APPLICABLE LAW SPECIFICALLY REQUIRES LIABILITY, DESPITE THE FOREGOING EXCLUSION AND LIMITATION. NOTWITHSTANDING THE FOREGOING, BATS TRADING AS A FACILITY OF THE EXCHANGE MAY BE LIABLE TO USER TO THE EXTENT SUCH LIABILITY ARISES BASED ON THE EXCHANGE RULE CURRENTLY NUMBERED 11.16 (LIMITATION OF LIABILITY), AS SUCH RULE MAY BE AMENDED OR RE-NUMBERED FROM TIME TO TIME.

13. Assignment. User shall not assign, delegate or otherwise transfer this Routing Agreement or any of its rights or obligations hereunder without BATS Trading's prior approval, which will not be unreasonably withheld. BATS Trading may, as permitted by the Act, assign or transfer this Routing Agreement or any of its rights or obligations hereunder to a related or unrelated party upon notice to User.

14. Force Majeure. Notwithstanding any other term or condition of this Routing Agreement to the contrary, neither BATS Trading nor User will be obligated to perform or observe their obligations undertaken in this Routing Agreement if prevented or hindered from doing so by any circumstances found to be beyond their control.

15. Arbitration. In connection with the following agreement to arbitrate, each party understands that: (i) arbitration is final and binding on the parties; (ii) the parties are waiving their right to seek remedies in court, including the right to jury trial; (iii) pre-arbitration discovery is generally more limited than and different from court proceedings; (iv) the arbitrators' award is not required to include factual findings or legal reasoning, and any party's right to appeal or seek modification of rulings by the arbitrators is strictly limited; and (v) the panel of arbitrators will typically include a minority of arbitrators who were or are affiliated with the securities industry. Subject to the preceding disclosures, each party agrees that any controversy arising out of or relating to this Routing Agreement or the breach thereof will be resolved and settled by arbitration under the auspices of FINRA Dispute Resolution or in accordance with such other rules and procedures as are agreed to by the parties. The arbitration proceeding shall be conducted in New York, New York, unless otherwise agreed to by the parties. Judgment upon arbitration may be entered in any court, state or federal, having jurisdiction; provided, however, that nothing herein will prevent either party from: (i) petitioning a regulatory body regarding a matter in question over which the regulatory body has administrative jurisdiction; or (ii) pursuing injunctions before any administrative or judicial forum provided that all monetary and other relief is submitted for arbitration.

16. Amendment. BATS Trading, or Exchange on its behalf, may amend any term or condition of this Routing Agreement on one hundred and twenty (120) days' written notice to User (which notice may be provided by way of a circular issued to Members of the Exchange generally). User may object in writing to the proposed amendment by providing a written response to the address specified above, such response stating in reasonable detail the basis of the objection. Such response shall be received no later than sixty (60) days after the date that Exchange distributed the initial notice. BATS Trading, or Exchange on its behalf, will respond to User's timely objection in writing within thirty (30) days of receipt and will use reasonable efforts thereafter to meet with the objecting User (in person or by phone) to discuss in good faith any potential resolution. Otherwise, any use by User of the routing services provided by BATS Trading after the expiration of the one hundred and twenty (120) day notice period shall be deemed acceptance by User of the amendment. User may not alter any terms and conditions of this Routing Agreement, and no modification to this Routing Agreement proposed by User will be binding, unless in writing and manually signed by an authorized representative of each party.

17. **Miscellaneous.** All notices or approvals required or permitted under this Routing Agreement must be given in writing to BATS Trading at 8050 Marshall Drive, Suite 120, Lenexa, Kansas 66214, or to User at its last reported principal office address. Any waiver or modification of this Routing Agreement will not be effective unless executed in writing and signed by the other party. This Routing Agreement will bind each party's successors-in-interest. This Routing Agreement will be governed by and interpreted in accordance with the internal laws of the State of New York, USA. For all matters not subject to Section 15 (Arbitration) above, both parties submit to the jurisdiction of the state and federal courts in and for the State of New York, USA for the resolution of any dispute arising under this Routing Agreement. If any provision of this Routing Agreement is held to be unenforceable, in whole or in part, such holding will not affect the validity of the other provisions of this Routing Agreement. This Routing Agreement, together with the applicable Exchange Rules, constitutes the complete and entire statement of all conditions and representations of the agreement between BATS Trading and User with respect to its subject matter and supersedes all prior writings or understandings.

IN WITNESS WHEREOF the parties hereto have caused this Routing Agreement to be executed by their duly authorized officers.

User:______________________________

Signature:______________________________
Printed Name:______________________________
Title:______________________________
Select type of User:

☐ Exchange Member

☐ Sponsored Participant

If Sponsored Participant, name of Sponsoring Member: ______________________________

BATS Trading, Inc.

Signature:______________________________
Printed Name:______________________________
Title:______________________________
Date: ______________________________

BATS Y-Exchange, Inc.
Service Bureau Agreement

1. This Service Bureau Agreement (this "Agreement") is between BATS Y-Exchange, Inc. ("Exchange") the Member of Exchange designated below ("Member"), and the Authorized Service Bureau designated below ("Service Bureau").

2. This Agreement authorizes the Service Bureau to route orders and any modifications thereto to Exchange on behalf of the Member.

3. By executing this Agreement, the undersigned Member agrees that it is responsible for all orders using its mnemonic entered on the Exchange through or by the Service Bureau. The Member also agrees to accept and honor all trades executed on Exchange as a result of orders routed to Exchange through or by the Service Bureau using the Member's mnemonic, regardless of whether such orders were provided to Exchange in error by the Service Bureau.

4. The Member understands and agrees that it is its sole responsibility to immediately notify Exchange in the event that it wishes to terminate this Agreement.

5. This Agreement is for the term of one year from the date of execution and shall be automatically renewed on an annual basis unless terminated by any party upon 24 hours written notice.

6. This Agreement shall be governed by the laws of the state of New York without regard to its choice of law provisions.

IN WITNESS THEREOF, THE PARTIES HAVE EXECUTED THIS SERVICE BUREAU AGREEMENT EFFECTIVE AS OF THE DATE SET FORTH BELOW.

Service Bureau:	Member:	BATS Y-Exchange, Inc:
Signature	*Signature*	*Signature*
Print Name	*Print Name*	Tamara Schademann *Print Name*
Title (must be an officer)	*Title (must be an officer)*	SVP, Chief Regulatory Officer *Title*
Name of Service Bureau	*Name of Firm*	*Date*
Service Bureau Contact	*Date*	
Email Address of Contact Person	*MPID of Member*	

BATS Y-Exchange, Inc.
Market Maker Registration Application

Broker-Dealers applying to become Market Makers registered with BATS Y-Exchange, Inc. ("BYX" or the "Exchange") must complete the following application. The Exchange may require additional information from any Applicant prior to determining whether to register such Applicant as a Market Maker.

Completed applications can be sent by email to membershipservices@batstrading.com, by fax to 913.815.7119 or mail to: BATS Y-Exchange, Inc., Attn: Membership Services, 8050 Marshall Drive, Suite 120, Lenexa, KS 66214.

Applicants are required to update any information submitted in the application when and if it becomes inaccurate or incomplete after submission.

GENERAL INFORMATION

Date:	CRD #:
Name of Applicant Broker-Dealer:	
Address:	
MPID(s) to be used:	

NET CAPITAL

Excess Net Capital Amount: ______________________ As of Date: ______________

☐ Most recent Quarterly FOCUS Report enclosed

SECURITIES

Estimate the number of securities in which the Applicant intends to become registered as a Market Maker: ________

OTHER BUSINESS ACTIVITIES

☐ Public Securities Business ☐ Investment Banking ☐ Dealer/Specialist

☐ Options Market Maker ☐ Other: ______________________

OTHER AFFILIATIONS

Is the Applicant a dealer/specialist or Market Maker on a registered national securities exchange or association?

☐ Yes ☐ No

If yes, please provide a list of the other registered national securities exchange(s) or association(s) on which the Applicant is a dealer/specialist or Market Maker:

____

MARKET MAKER AUTHORIZED TRADERS

To be eligible for registration as a MMAT, as defined in BYX Rule 1.5(l), a person must successfully complete the General Securities Representative Examination (Series 7)[1]. Complete as many forms of this page as necessary.

Name: ____________________ CRD #: ____________

Series 7 Qualification: ☐ Yes ☐ No

☐ Form U4 is current and accessible for this person on Web CRD OR ☐ Proof of passing the Series 7 is enclosed

Will a web log-in be required for this individual? ☐ Yes ☐ No

If yes, please provide the information below:

Email address: ____________________ Phone Number: ____________

Name: ____________________ CRD #: ____________

Series 7 Qualification: ☐ Yes ☐ No

☐ Form U4 is current and accessible for this person on Web CRD OR ☐ Proof of passing the Series 7 is enclosed

Will a web log-in be required for this individual? ☐ Yes ☐ No

If yes, please provide the information below:

Email address: ____________________ Phone Number: ____________

Name: ____________________ CRD #: ____________

Series 7 Qualification: ☐ Yes ☐ No

☐ Form U4 is current and accessible for this person on Web CRD OR ☐ Proof of passing the Series 7 is enclosed

Will a web log-in be required for this individual? ☐ Yes ☐ No

If yes, please provide the information below:

Email address: ____________________ Phone Number: ____________

Name: ____________________ CRD #: ____________

Series 7 Qualification: ☐ Yes ☐ No

☐ Form U4 is current and accessible for this person on Web CRD OR ☐ Proof of passing the Series 7 is enclosed

Will a web log-in be required for this individual? ☐ Yes ☐ No

If yes, please provide the information below:

Email address: ____________________ Phone Number: ____________

[1] In exceptional cases and where good cause is shown, the Exchange may waive such requirement. Contact Membership Services at 913.815.7002 for more information regarding requesting a waiver of the Series 7 requirement.

BATS Y-Exchange, Inc.
User Agreement Addendum to Permit Volume Attribution

This User Agreement Addendum to Permit Volume Attribution (this "Addendum"), with an effective date as of the date executed on the signature page hereof, is made by and between BATS Y-Exchange, Inc. (the "Exchange") and the user referenced below ("User"). Terms not defined in this Addendum shall have the meaning set forth in the User Agreement by and between the Exchange and User (the "User Agreement").

User's execution of this Addendum is optional. By signing this form, User authorizes attribution of its quoting and/or trading activity on the Exchange in Exchange data products and on the Exchange's public website. Executed versions of this Addendum and any other requested documents can be delivered to the Exchange via fax to 913.815.7119, by email to membershipservices@batstrading.com or by certified or first class mail to: BATS Y-Exchange, Inc., Attn: Membership Services, 8050 Marshall Drive, Suite 120, Lenexa, KS 66214

TERMS OF ADDENDUM

Whereas the Exchange provides certain services to User pursuant to the User Agreement and User desires to continue to use such services as modified below. For good and valuable consideration, User and the Exchange agree as follows:

1. Scope. This Addendum shall be deemed to be a supplement to the User Agreement and all terms and provisions of the User Agreement which are not expressly overridden by the terms and conditions of this Addendum shall be incorporated herein by reference. This Addendum shall only apply to the Attribution Type(s) and Attributed MPIDs selected by User below (collectively, the "Covered Data").

Attribution Type: User limits the applicability of this Addendum to the following types of attribution:

☐ Allow Use of User's Identity in connection with its Aggregate Volume Ranking Relative to other Users

☐ Allow Quote Attribution

Attributed MPIDs: User limits the applicability of this Addendum to the following MPIDs:

◯ Aggregate all User MPIDs ◯ Limit Attribution to Selected MPIDs: ______________________

2. Modification of User Agreement. The parties acknowledge that the User Agreement, including but not limited to Sections 8 and 10, require the Exchange to keep User's identity confidential and would preclude the Exchange from publishing any information regarding information and data that User or User's agent enters into the Exchange. Notwithstanding such provisions, User hereby grants to the Exchange a non-exclusive, non-assignable, non-transferable, worldwide, revocable license to receive and use Covered Data (as defined by User's selection(s) above) within Exchange market data products and/or on the Exchange's public website even if such use of Covered Data is inconsistent with the terms of the User Agreement. The license granted hereunder shall remain in effect for the term of the User Agreement, unless this Addendum is terminated earlier by User upon written to Exchange.

IN WITNESS WHEREOF the parties hereto have caused this Addendum to be executed by their duly authorized officers.

User:______________________	BATS Y-Exchange, Inc.
Signature:______________________	Signature:______________________
Printed Name:______________________	Printed Name:______________________
Title:______________________	Title:______________________
	Date:______________________

BATS Y-Exchange, Inc.
Retail Member Organization Application

The completion of this application is required in order to be qualified by BATS Y-Exchange, Inc. (the "Exchange" or "BYX") to participate in the Exchange's Retail Price Improvement ("RPI") program as a Retail Member Organization ("RMO").

A "Retail Order" is an agency order that originates from a natural person and is submitted to BYX by an RMO, provided that no change is made to the terms of the order with respect to price or side of market and the order does not originate from a trading algorithm or any other computerized methodology.

If an RMO uses an algorithm to determine to send an existing Retail Order into the BYX RPI program, such order is acceptable to the program and is not deemed to have originated from a trading algorithm strictly as a result of the brokerage firm's algorithm, provided that the RMO assures that the Retail Order meets the underlying rule requirements, including that the routing algorithm does not change the terms of the order with respect to price or side of the market. Additionally, the Retail Order provision preventing changes to the terms of the order (e.g., price or side) is not meant to prevent an RMO from ensuring a better execution experience for the retail customer, such as by adding a limit to a Retail Order.

See BYX Rule 11.24 for a full definition of terms and requirements of the RPI program.

GENERAL INFORMATION		
Name of Applicant Broker-Dealer:		WebCRD #:
Address of Principal Office:		
City:	State:	Zip:

BUSINESS CONTACT	
Name:	Email:
Title:	Phone:

BUSINESS AND TECHNOLOGY QUESTIONS
As a BYX Member, do you currently have connectivity to the Exchange? ☐ Yes ☐ No
Is this connection utilized for order routing, receiving market data or both? ☐ Order Routing ☐ Receiving market data ☐ Both
If you are using a Service Bureau (e.g. Order Management System "OMS") for BYX connectivity, please provide the name of the technology provider(s):
Please identify all mnemonics that will be used to submit Retail Orders (attach an additional sheet if more space is needed):
Please describe the current business structure of the division within your Firm that qualifies you as an RMO (attach an additional sheet if more space is needed):

BUSINESS AND TECHNOLOGY QUESTIONS (CONT.)

Please provide supporting documentation sufficient to demonstrate the retail nature and characteristics of your order flow. Examples of this supporting documentation may include sample marketing literature, website screenshots and other publicly disclosed materials describing the retail nature of your order flow, and such other documentation and information as the Exchange may require to obtain reasonable assurance that your order flow would meet the requirements of the Retail Order definition.

☐ Applicant has attached supporting documentation (required)

RMO SUPERVISORY REQUIREMENTS

By executing this Application, the Applicant attests that any order submitted by the Applicant as a Retail Order would meet the qualifications for such orders under BYX Rule 11.24. Applicant further attests that it has in place Written Supervisory Procedures (WSPs) pursuant to Rule 11.24(b)(6). Such WSPs require Applicant to:

(i) exercise due diligence before entering a Retail Order to assure that entry as a Retail Order is in compliance with the requirements of this Rule, and
(ii) monitor whether orders entered as Retail Orders meet the applicable requirements.

In addition, if Applicant represents Retail Orders from another broker-dealer customer, Applicant's WSPs must be reasonably designed to assure that the orders it receives from such broker-dealer customer that it designates as Retail Orders meet the definition of a Retail Order. The Applicant must:

(i) obtain an annual written representation from each broker-dealer customer that sends its orders to be designated as Retail Orders that entry of such orders as Retail Orders will be in compliance with the requirements of this Rule (a form acceptable to the Exchange for such annual written representation is attached hereto); and
(ii) monitor whether its broker-dealer customer's Retail Order flow meets the applicable requirements.

____
Applicant Broker-Dealer

Signature of Authorized Officer, Partner, Managing Member or Sole Proprietor	Date
Print Name	Title

BATS Y-Exchange, Inc.
Retail Member Organization – Broker-Dealer Customer Agreement

If you are routing retail order flow on behalf of one or more broker-dealer customers, your firm is required to maintain an agreement with each firm.

This Agreement has been created for your convenience as an alternative to creating your own agreement. It should be kept for your files.

1. This Retail Member Organization – Broker-Dealer Customer Agreement (the "Agreement") is between ______________________________, (the "RMO") and ______________________________, (the "Customer"), which is a registered broker-dealer.

2. This Agreement authorizes the RMO to route Retail Orders and modifications to BYX on behalf of Customer pursuant to BYX Rule 11.24.

3. By executing this Agreement, Customer represents that it will only send orders to the RMO that are to be designated as Retail Orders if the entry of such orders to BYX will be in compliance with the requirements of Rule 11.24. Customer represents that it will designate orders as Retail Orders if the order is an agency order that originates from a natural person, provided that no change has been made to the terms of the order with respect to the side of market, and the order does not originate from a trading algorithm or any other computerized methodology. Customer further represents that it will maintain written supervisory procedures reasonably designed to assure that it will only designate orders as Retail Orders if all requirements of a retail order are met. Customer agrees to attest annually that it continues to comply with the conditions outlined in this paragraph.

Retail Member Organization	**Customer**
______________________________	______________________________
Signature	Signature
______________________________	______________________________
Print Name	Print Name
______________________________	______________________________
Title (must be an officer)	Title (must be an officer)
______________________________	______________________________
Name of Member Organization	Name of Customer
______________________________	______________________________
WebCRD #	WebCRD #
______________________________	______________________________
Date	Date

BATS Y-Exchange, Inc.
Broker-Dealer Customer Annual Attestation

If you are routing retail order flow on behalf of one or more broker-dealer customers, your firm is required to obtain an annual written attestation from each firm.

This Attestation has been created for your convenience and represents a form of Attestation acceptable to the Exchange. Copies of this Attestation should be kept for your files.

1. In connection with the Retail Member Organization Application of ______________________ (the "RMO") and pursuant to BYX Rule 11.24, the undersigned represents that it is a Broker-Dealer Customer of the RMO and sends orders to the RMO pursuant to the Retail Member Organization – Broker-Dealer Customer Agreement.

2. By executing this Attestation, Customer hereby certifies the following:

   (a) It only sends orders to the RMO that are designated as Retail Orders and are in compliance with the requirements of BYX Rule 11.24.
   (b) It designates orders as Retail Orders if the order is an agency order that originates from a natural person, provided that no change has been made to the terms of the order with respect to the side of market, and the order does not originate from a trading algorithm or any other computerized methodology.
   (c) It maintains written supervisory procedures reasonably designed to assure that it will only designate orders as Retail Orders if all requirements of a retail order are met.

Customer

____
Signature

____
Print Name

____
Title (must be an officer)

____
Name of Customer

____
WebCRD #

____
Date


BATS
Making Markets Better

SPONSORED ACCESS INFORMATION

SPONSORING MEMBER INFORMATION	SPONSORING MEMBER BUSINESS CONTACT
Firm:	Name:
Address:	Email:
City: State: Zip:	Phone: Fax:
SPONSORED PARTICIPANT INFORMATION	**SPONSORED PARTICIPANT BILLING ADDRESS**
Firm:	Firm:
Address:	Address:
City: State: Zip:	City: State: Zip:
SPONSORED PARTICIPANT BUSINESS CONTACT	**SPONSORED PARTICIPANT BILLING CONTACT**
Name:	Name:
Email:	Email:
Phone: Fax:	Phone: Fax:

PORT SELECTION

Port Type:	☐ BOE	☐ FIX	☐ TOP	☐ PITCH	☐ MULTICAST PITCH	☐ DROP	☐ FIX DROP
Quantity:	______	______	______	______	______	______	______

Is the Sponsored Participant allowed to enter Short Sales? ☐ Yes ☐ No

Is the Sponsored Participant allowed to enter Intermarket Sweep Orders? ☐ Yes ☐ No

What is the maximum dollar value per order? $_______________

CONNECTIVITY

Which connectivity option will the Sponsored Participant use? (check one)

☐ VPN ☐ Cross Connect ☐ Extranet:_______________ ☐ Other:_______________

What type of connection(s) is the Sponsored Participant requesting? ☐ Test ☐ Production

CLEARING

Please list the MPID/DTCC # that the Sponsored Participant is permitted to use: _________ / _________

AUTHORIZATION

This form is governed by all terms and conditions set forth in the BATS Y-Exchange, Inc. Sponsored Participant Agreement. BATS provides a best effort attempt to cancel all open orders from a Member/Sponsored Participant upon a communications disconnect. There is no guarantee that the automatic cancel feature provided by BATS will be error free or will operate without interruption. By signing below, you agree and acknowledge that BATS is not liable or responsible in any way for any orders which may fail to be cancelled using the automatic cancel feature. *Members may call the BATS Trade Desk at 913.815.7001 to verbally request that all open orders be cancelled or check the status of open orders.*

Sponsoring Member Firm:	Date:
Print Name / Title:	Signature:

BATS Y-Exchange, Inc.
Sponsoring Member Consent

We, ______________________________, a Member of the Exchange, are hereby notifying BATS Y-Exchange, Inc. ("Exchange") that we intend to be a Sponsoring Member providing access to a Sponsored Participant, as those terms are defined in Exchange Rule 11.3, by permitting the Sponsored Participant identified below to send orders directly to the Exchange using our mnemonic (or the mnemonic of our clearing broker, as applicable).

We acknowledge and agree that we are responsible for all orders entered on or through the Exchange by the Sponsored Participant and any person acting on behalf of or in the name of such Sponsored Participant. We further acknowledge and agree that we must be identified on any order submitted by the Sponsored Participant as the Sponsoring Member of that order, and that any execution occurring as a result of an order entered by a Sponsored Participant shall be binding in all respects on us. In that regard, we acknowledge and agree that we are acting as agent for the person submitting the order through sponsored access, and as such, that we are responsible for all related contractual and regulatory obligations. We further acknowledge and agree that we are responsible for any and all actions taken by the Sponsored Participant or any person acting on behalf of or in the name of the Sponsored Participant on or through the Exchange.

In addition to Exchange Rule 11.3, we have further reviewed other provisions of the Rules of the Exchange and the terms of our User Agreement with the Exchange. The Sponsored Participant has agreed to comply with all applicable Rules of the Exchange governing the entry, execution, reporting, clearing and settling of orders in securities eligible for trading on the Exchange. We understand that we are required and agree to impose appropriate regulatory and supervisory procedures in connection with orders directed to the Exchange by the Sponsored Participant.

______________________________ Sponsoring Member Firm

______________________________ Name of Clearing Broker (if applicable)

______________________________ Senior Officer Name/Title

______________________________ Date

______________________________ Signature

Sponsored Participant:

______________________________ Full Legal Name

______________________________ CRD No (if applicable)

BATS Y-Exchange, Inc.
Sponsored Participant Agreement

On behalf of the Sponsored Participant, the undersigned agrees to comply with the BATS Y-Exchange, Inc. ("Exchange") Certificate of Incorporation, By-Laws, and Rules of the Exchange, and all written interpretations thereof, as if Sponsored Participant were a Member of the Exchange. These requirements include, but shall not be limited to, the items listed below.

The Sponsored Participant:

- shall enter into and maintain a User Agreement with the Exchange;

- shall enter into and maintain a Routing Agreement with BATS Trading, Inc., if it will use the routing services provided by that entity;

- shall maintain, keep current and provide to the Sponsoring Member, and to the Exchange upon request, a list of Authorized Traders who may obtain access to the System on behalf of the Sponsored Participant. Sponsored Participant shall be subject to the obligations of Exchange Rule 11.4 with respect to such Authorized Traders;

- shall familiarize its Authorized Traders with all of its obligations under Exchange Rule 11.3 and will assure that they receive appropriate training prior to any use or access to the Exchange;

- may not permit anyone other than Authorized Traders to use or obtain access to the Exchange;

- shall take reasonable security precautions to prevent unauthorized use or access to the Exchange, including unauthorized entry of information into the Exchange, or the information and data made available therein. Sponsored Participant understands and agrees that Sponsored Participant is responsible for any and all orders, trades and other messages and instructions entered, transmitted or received under identifiers, passwords and security codes of Authorized Traders, and for the trading and other consequences thereof;

- acknowledges its responsibility to establish adequate procedures and controls that permit it to effectively monitor its employees', agents', and customers' use and access to the Exchange for compliance with the terms of this agreement; and

- shall pay when due all amounts, if any, payable to Sponsoring Member, the Exchange or any other third parties that arise from the Sponsored Participant's access to and use of the Exchange. Such amounts include, but are not limited to applicable Exchange and regulatory fees.

[Remainder of page intentionally left blank]

Authorized Acknowledgement of Sponsored Participant:

The undersigned, as a duly appointed Officer, Partner, Managing Member, or Sole Proprietor of the applicant Sponsored Participant, does hereby acknowledge and agree to the terms and provisions of Exchange Rule 11.3, and shall comply with the Exchange Rules, as amended.

Full Legal Name of Sponsored Participant: ______________________________

CRD No (if applicable): ______________________________

____
Signature of Authorized Official, Partner, Managing Member or Sole Proprietor

____
Print Name

Title: ______________________________

Date: ______________________________

☐ Attached is a User Agreement executed by Sponsored Participant.

☐ Attached is a Sponsored Access Information Form executed by Sponsoring Member

☐ Attached is a Routing Agreement executed by Sponsored Participant (required only if Sponsored Participant plans on using BATS Trading, Inc. for outbound routing).

Contact Information for Sponsored Participant:

Contact Name and Title: ______________________________

Business Address: ______________________________

Phone: ______________ Fax: ______________ Email: ______________

Sponsoring Member:

Full Legal Name of Sponsoring Member: ______________________________

CRD No: ______________________________


BATS
Making Markets Better

SERVICE BUREAU INFORMATION

SERVICE BUREAU INFORMATION			
Firm:			
Address:			
City:		State:	Zip:

BUSINESS CONTACT		TECHNICAL CONTACT	
Name:		Name:	
Email:		Email:	
Phone:	Fax:	Phone:	Fax:

BILLING ADDRESS			BILLING CONTACT	
Firm:			Name:	
Address:			Email:	
City:	State:	Zip:	Phone:	Fax:

PORT SELECTION

Port Type: ☐ BOE ☐ FIX ☐ TOP ☐ PITCH ☐ MULTICAST PITCH ☐ DROP ☐ FIX DROP

Quantity: ______ ______ ______ ______ ______ ______ ______

CONNECTIVITY

Which connectivity option will you use? (check one)

☐ VPN ☐ Cross Connect ☐ Extranet:____________________ ☐ Other:__________________

What type of connections are you requesting? ☐ Test ☐ Production

AUTHORIZATION

This form is governed by all of the terms and conditions set forth in the BATS Y-Exchange, Inc. Service Bureau Agreement. The persons listed above are the only individuals authorized to order or update services at BATS on behalf of the Service Bureau. Please contact Membership Services at 913.815.7002 or email membershipservices@batstrading.com to add or delete authorized contacts.

BATS provides a best effort attempt to cancel all open orders from a Member/Service Bureau upon a communications disconnect. There is no guarantee that the automatic cancel feature provided by BATS will be error free or operate without interruption. By signing below, you agree and acknowledge that BATS is not liable or responsible in any way for any orders which may fail to be cancelled using the automatic cancel feature. *Members may call the BATS Trade Desk at 913.815.7001 to verbally request that all open orders be cancelled or check the status of open orders.*

Service Bureau:	Date:
Print Name / Title:	Signature:

SERVICE BUREAU PORT FEE AGREEMENT

This Service Bureau Port Fee Agreement (this "Agreement"), with an effective date as of the date executed below, is made by and between BATS Y-Exchange, Inc., a Delaware corporation, with its principal offices at 8050 Marshall Drive, Suite 120, Lenexa, Kansas 66214 ("Exchange"), and the Authorized Service Bureau referenced below ("Service Bureau").

1. **Rights of Service Bureau.** Exchange has granted to Service Bureau the non-exclusive and non-transferable right to act as the Authorized Service Bureau for one or more Members of the Exchange pursuant to one or more Service Bureau Agreements.

2. **Exchange Users and Data Recipients.** If Service Bureau has entered into a User Agreement with the Exchange (as may be amended, modified or supplemented from time to time, the "User Agreement") pursuant to which Service Bureau has the right to access the Exchange to, among other things, submit orders and receive internal use only data feeds from the Exchange and/or has entered into an Exchange Data Vendor Agreement with the Exchange (as may be amended, modified or supplemented from time to time, the "Data Agreement") pursuant to which Service Bureau has the right to receive and redistribute data feeds, then this Agreement shall be deemed to be a supplement to such agreements and all terms and provisions of such agreements which are not expressly overridden by the terms and conditions of this Agreement shall be incorporated herein by reference.

3. **All other Service Bureaus.** If Service Bureau has not entered into a User Agreement or Data Agreement with the Exchange, by signing this Agreement, Service Bureau has the right to access the Exchange to act as an Authorized Service Bureau only if in conformity with the requirements expressly described below.

4. **Port Fees.** Service Bureau agrees to make timely payment of fees charged specifically for linking to Exchange in order to act as an Authorized Service Bureau on behalf of one or more Members of the Exchange, as well as any applicable late fees for the failure to make payment within the required time period. The amount of applicable Port Fees shall be set forth in Exchange Rules or posted on the Exchange's web site. Port Fees are payable within 30 days of the invoice date. Service Bureau will be solely responsible for any and all other telecommunications costs and all other expenses incurred in linking to and maintaining its link to, Exchange. Failure to make payments within 30 days from the invoice date may result in suspension or termination of the Service Bureau Agreement(s) between Exchange and Service Bureau. Service Bureau agrees to pay Exchange a late charge in the amount of 1% per month on all past due amounts that are not the subject of a legitimate and bona fide dispute. Subject to the Securities Exchange Act of 1934 (the "Act"), Exchange reserves the right to change its fee schedule, including Port Fees applicable to Service Bureau. Exchange will use commercially reasonable efforts to provide reasonable advance notice to Service Bureau (delivered via e-mail and posted to the Exchange web site) of any such change to Port Fees, provided, however, that such notice shall be not less than 30 days prior to the effectiveness of the change.

5. **Term and Termination.** This Agreement, subject to earlier termination in accordance with its terms, shall continue until it is terminated on not less than 24 hours written notice given by either party to the other.

6. **Miscellaneous.** All notices or approvals required or permitted under this Agreement must be given in writing to Exchange at the address specified above or to Service Bureau at its last reported principal office address, unless Service Bureau designates a different address. Any waiver or modification of this Agreement will not be effective unless executed in writing and signed by the other party. This Agreement will bind each party's successors-in-interest. This Agreement will be governed by and interpreted in accordance with the internal laws of the State of New York, USA. Both parties submit to the jurisdiction of the state and federal courts in and for the State of New York, USA for the resolution of any dispute arising under this Agreement. If any provision of this Agreement is held to be unenforceable, in whole or in part, such holding will not affect the validity of the other provisions of this Agreement.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be executed by their duly authorized officers.

Service Bureau:______________________

Signature:______________________

Printed Name:______________________

Title:______________________

BATS Y-Exchange, Inc.

Signature:______________________

Printed Name:______________________

Title:______________________

Date:______________________

EXCHANGE DATA VENDOR AGREEMENT

This Exchange Data Vendor Agreement (this "Agreement"), with an effective date as of the date executed on the signature page hereof, is made by and between BATS Y-Exchange, Inc., a Delaware corporation, with its principal offices at 8050 Marshall Drive, Suite 120, Lenexa, Kansas 66214 ("Exchange"), and the data recipient referenced below ("Data Recipient").

1. **Exchange Users.** If Data Recipient has entered into a User Agreement with the Exchange (as may be amended, modified or supplemented from time to time, the "User Agreement") pursuant to which Data Recipient has the right to access the Exchange to, among other things, receive data feeds from the Exchange for internal use only, then this Agreement shall be deemed to be a supplement to the User Agreement and all terms and provisions of the User Agreement which are not expressly overridden by the terms and conditions of this Agreement shall be incorporated herein by reference. All rights under this Agreement granted to any Data Recipient that is also party to a User Agreement are granted subject to the terms and conditions of this Agreement in addition to the rights granted to User Data Recipient under the User Agreement.

2. **Other Recipients.** If Data Recipient has not entered into a User Agreement with the Exchange, by signing this Agreement, Data Recipient has the right to access the Exchange to receive data feeds from the Exchange for internal purposes and for retransmission as expressly described below.

3. **Retransmission of Exchange Data.** Exchange hereby grants to Data Recipient the non-exclusive and non-transferable right to: (a) copy, store, process, commingle, and use any data received from the Exchange ("Exchange Data"), including, but not limited to, the right to create ratios, calculations, new original works, and statistics from Exchange Data (including highs and lows), and (b) redistribute Exchange Data in any form by means of any current or future product or service of the Data Recipient in any media, in whole or in part, if and only if such redistribution is either (A) without charge by Data Recipient, or (B) subject to a flat fee payable to Data Recipient for access to market data generally (including market data collected by Data Recipient from other sources) such that the fee is not payable, in whole or in part, specifically for access to Exchange Data. Data Recipient shall ensure that, to the extent technically practicable, the Exchange Data is clearly attributed as originating from the Exchange.

4. **Proprietary Nature of Exchange Data.** Exchange represents that Exchange Data constitutes valuable proprietary information and rights of the Exchange. Data Recipient expressly acknowledges and agrees that: (i) as between the Exchange and Data Recipient, the Exchange has the exclusive property rights in and to Exchange Data; and (ii) Data Recipient has no proprietary rights in and to the Exchange Data.

5. **Right to Deny Distribution.** The Exchange retains the right to direct Data Recipient to terminate any external transmission (i.e., to a third party site) or distribution of Exchange Data for any reason or no reason, in which event the Exchange shall notify Data Recipient and Data Recipient shall cease retransmitting Exchange Data as soon as commercially practicable.

6. **Changes to Exchange Data; Fees.** Data Recipient acknowledges that the Exchange, in its reasonable discretion, may choose to discontinue its transmission of any or all Exchange Data or to change the nature or transmission format of Exchange Data at any time. Exchange will use commercially reasonable efforts to provide Data Recipient with reasonable advance notice of such discontinuation or changes. Data Recipient agrees to make timely payment of fees charged specifically for linking to Exchange in order to receive Exchange Data ("Port Fees"), as well as any applicable late fees for the failure to make payment within the required time period. The amount of applicable Port Fees shall be set forth in Exchange Rules or posted on the Exchange's web site. Port Fees are payable within 30 days of the invoice date. Data Recipient will be solely responsible for any and all other telecommunications costs and all other expenses incurred in linking to and maintaining its link to, Exchange. Failure to make payments within 30 days from the invoice date may result in suspension or termination of transmission of Exchange Data by Exchange to Data Recipient. Data Recipient agrees to pay Exchange a late charge in the amount of 1% per month on all past due amounts that are not the subject of a legitimate and bona fide dispute. Subject to the Securities Exchange Act of 1934 (the "Act"), Exchange reserves the right to change its fee schedule, including Port Fees applicable to Data Recipient. Exchange will use commercially reasonable efforts to provide reasonable advance notice to Data Recipient (delivered via e-mail and posted to the Exchange

web site) of any such change to Port Fees, provided, however, that such notice shall be not less than 30 days prior to the effectiveness of the change. If the Exchange imposes any other fees in connection with Exchange Data or the provision thereof, then this Agreement shall terminate and the Exchange will provide new agreements to all parties that would like to continue receiving Exchange Data. Exchange will use commercially reasonable efforts to provide Data Recipient reasonable advance notice of such termination and the imposition of fees.

7. **Term and Termination.** This Agreement, subject to earlier termination in accordance with its terms, shall continue until it is terminated on not less than 30 days' written notice given by either party to the other. Upon termination of this Agreement for any reason, the Data Recipient shall have the right to continue using in its services and databases the Exchange Data received from Exchange during the term of this Agreement. The following Sections will survive the termination or expiration of this Agreement for any reason: 4, 7, 8, 9, 10, 11, 13, 14, 15, 16 and 17.

8. **Requirements of Self-Regulatory Organization; Actions To Be Taken In Fulfillment of Statutory Obligations.** Exchange represents, warrants and covenants that: (1) the Exchange is registered with the Securities and Exchange Commission (the "SEC") as a registered national securities exchange; (2) the Exchange has a statutory obligation to protect investors and the public interest, and to ensure that quotation information supplied to investors and the public is fair and informative, and not discriminatory, fictitious or misleading; (3) Section 19(g)(1) of the Act mandates that the Exchange, as a self-regulatory organization, comply with: (a) the Certificate of Incorporation, Bylaws, Rules and Procedures of Exchange, as amended from time to time; (b) the rules, regulations, interpretations, decisions, opinions, orders and other requirements of the SEC; (c) all other applicable laws, statutes, rules, regulations, orders, decisions, interpretations, opinions, and other requirements, whether promulgated by the United States or any other applicable jurisdiction (including in the area of intellectual property) (collectively, the "Exchange Requirements"); (4) the Exchange has jurisdiction over its members to enforce compliance with the Exchange Requirements; and (5) the Exchange is obligated to offer terms that are not unreasonably discriminatory between Data Recipients, subject to applicable Exchange Requirements. Accordingly, Data Recipient agrees that the Exchange, when required to do so in fulfillment of its statutory obligations, may, temporarily or permanently, unilaterally condition, modify or terminate the right of any or all individuals or entities to receive or use Exchange Data. The Exchange shall undertake reasonable efforts to notify Data Recipient of any such condition, modification or termination, and Data Recipient shall promptly comply with any such notice within such period of time as may be determined in good faith by the Exchange to be necessary, consistent with its statutory obligations. Any person that receives such a notice shall have available to it such procedural protections as are provided to it by the Act and the applicable rules thereunder. If Data Recipient is a Member of the Exchange, as that term is defined in the Exchange's rules, then Data Recipient expressly acknowledges and agrees that: (i) this Agreement does not limit or reduce in any way Data Recipient's obligations and responsibilities as a Member of the Exchange; (ii) this Agreement does not in any way alter the procedures or standards generally applicable to disciplinary or other actions taken by the Exchange to enforce compliance with, or impose sanctions for violations of, the Exchange Requirements; and (iii) the nonpayment of amounts due under this Agreement could result in the suspension or cancellation of Data Recipient's Exchange membership in accordance with the Exchange Requirements. In addition, Exchange represents, warrants and covenants that it will treat all parties that receive Exchange Data in a non-discriminatory manner including, without limitation, with respect to this Section 8 as well as Sections 3, 5 and 6 of this Agreement.

9. **LIMITATION OF LIABILITY/DISCLAIMER OF WARRANTIES.** Absent fraud or willful misconduct by Exchange or a claim arising out of Exchange's indemnification obligation, the Exchange, its officers, directors, shareholders, employees, agents and consultants shall not be liable to Data Recipient or its affiliates, or any recipient of Exchange Data retransmitted by Data Recipient or its affiliates, for any inaccurate or incomplete Exchange Data, nor for any delays, interruptions, errors, or omissions in the furnishing thereof, nor for any direct, indirect or consequential damages arising from or occasioned by said inaccuracies, delays, interruptions, errors or omissions. DATA RECIPIENT EXPRESSLY ACKNOWLEDGES THAT THE EXCHANGE DOES NOT MAKE ANY REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, WITH RESPECT TO EXCHANGE DATA, INCLUDING, WITHOUT LIMITATION, ANY IMPLIED WARRANTIES OR ANY WARRANTIES OF MERCHANTABILITY, QUALITY OR FITNESS FOR A PARTICULAR PURPOSE. THE EXCHANGE, ITS OFFICERS, DIRECTORS, EMPLOYEES, AGENTS AND CONSULTANTS SHALL NOT BE LIABLE TO DATA RECIPIENT, OR ANY RECIPIENT OF EXCHANGE DATA REDISTRIBUTED BY DATA RECIPIENT, FOR ANY CONSEQUENTIAL, EXEMPLARY, SPECIAL, INCIDENTAL OR PUNITIVE DAMAGES, INCLUDING BUT NOT

LIMITED TO, LOSS OF OR DAMAGE TO DATA, LOSS OF BUSINESS OR LOST PROFITS, ARISING OUT OF THIS AGREEMENT.

10. **Indemnification by Data Recipient**. Absent fraud or willful misconduct by Exchange or a claim arising out of Exchange's indemnification obligation, Data Recipient and its affiliates agree to indemnify and hold harmless the Exchange, its owners, subsidiaries, affiliates, officers, directors, employees, agents, any related persons and entities, from and against all expenses and costs and damages (including reasonable legal fees and expenses), direct, consequential and/or incidental in nature, claims, demands, proceedings, suits, and actions brought by third parties resulting from, in connection with, or arising out of any redistribution of Exchange Data by Data Recipient or its affiliates, and for any failure by Data Recipient or its affiliates to comply with its obligations under this Agreement; provided that: (i) Exchange promptly notifies Data Recipient in writing of the claim; (ii) Data Recipient shall have sole control of the settlement and defense of any action to which this indemnity relates; and (iii) Exchange reasonably cooperates to facilitate such defense.

11. **Indemnification by Exchange.** Exchange agrees to indemnify, defend and hold harmless Data Recipient and its subsidiaries, affiliates and its and their respective officers, directors, employees, and agents from and against all expenses and costs and damages (including reasonable legal fees and expenses), direct, consequential, and/or incidental in nature, claims, demands, proceedings, suits, and actions, and all liabilities resulting from, in connection with, or arising out of any third party claim that Exchange Data, or Data Recipient's use thereof, infringes any copyright, patent, trademark, trade secret or other intellectual property right; provided that: (i) Data Recipient promptly notifies Exchange in writing of the claim; (ii) Exchange shall have sole control of the settlement and defense of any action to which this indemnity relates; and (iii) Data Recipient reasonably cooperates to facilitate such defense.

12. **Assignment.** Data Recipient may not assign this Agreement without the prior written consent of Exchange, provided, however, that Exchange shall not unreasonably withhold such consent. Exchange may, as permitted by the Act, assign or transfer this Agreement or any of its rights or obligations hereunder to a related or unrelated party upon notice to Data Recipient.

13. **Force Majeure.** Neither party to this Agreement will be liable for delay or failure to perform its obligations hereunder (other than a failure to pay amounts when due) caused by an event that is beyond the party's control; provided, however, that such party will not have contributed in any way to such event.

14. **Severability.** Each provision of this Agreement will be deemed to be effective and valid under applicable law, but if any provision of this Agreement is determined to be invalid, void, or unenforceable under any law, rule, administrative order or judicial decision, that determination will not affect the validity of the remaining provisions of this Agreement.

15. **Use of Name.** Exchange shall not advertise, publicly announce or otherwise state that it is providing services to Data Recipient or its affiliates without the prior written consent of Data Recipient. Without limiting foregoing, without prior written consent, Exchange shall not use the name of Data Recipient or any affiliate thereof in any advertising or promotional materials, including but not limited to, any published list of data recipients or other clients or in its web site displays.

16. **Miscellaneous.** All notices or approvals required or permitted under this Agreement must be given in writing to Exchange at the address specified above or to Data Recipient at its last reported principal office address or other address, if specified below. Any waiver or modification of this Agreement will not be effective unless executed in writing and signed by the other party. This Agreement will bind each party's successors-in-interest. This Agreement will be governed by and interpreted in accordance with the internal laws of the State of New York, USA. Both parties submit to the jurisdiction of the state and federal courts in and for the State of New York, USA for the resolution of any dispute arising under this Agreement. If any provision of this Agreement is held to be unenforceable, in whole or in part, such holding will not affect the validity of the other provisions of this Agreement. This Agreement constitutes the complete and entire statement of all conditions and representations of the agreement between Exchange and Data Recipient with respect to its subject matter and supersedes all prior writings or understandings.

17. **Affiliates**. Notwithstanding anything to the contrary in this Agreement, any affiliate of the Data Recipient is entitled to exercise the rights of Data Recipient set forth herein on behalf of itself, the Data Recipient, or any other affiliate of the Data Recipient, including, but not limited to, rights to use and distribute Exchange Data to other parties, subject to the terms of this Agreement. For purposes of this Agreement, an "affiliate" of Data Recipient shall include any entity that, from time to time, directly or indirectly Controls, is Controlled by, or is under common Control with Data Recipient. "Control" means the power to direct or cause the direction of the management of policies of another entity, whether through the ownership of voting securities, by contract, or otherwise. The Data Recipient may delegate any of its responsibilities, obligations or duties under or in connection with this Agreement to any affiliate of the Data Recipient or an authorized third party agent, which may discharge those responsibilities, obligations or duties on behalf of the Data Recipient in accordance with this Agreement.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be executed by their duly authorized officers.

Data Recipient: ____________________________

Signature: ________________________________

Printed Name: _____________________________

Title: ____________________________________

BATS Y-Exchange, Inc.

Signature: ________________________________

Printed Name: _____________________________

Title: ____________________________________

Date: ____________________________________

Select Type of Data Recipient:

☐ Exchange Member ☐ Sponsored Participant ☐ Other (please complete below)

EXCHANGE DATA RECIPIENT INFORMATION			BILLING ADDRESS		
Firm:			Firm:		
Address:			Address:		
City:	State:	Zip:	City:	State:	Zip:
BUSINESS CONTACT			BILLING CONTACT		
Name:			Name:		
Email:			Email:		
Phone:	Fax:		Phone:	Fax:	


BATS
Making Markets Better

Academic Use of BATS Historical Data: Terms and Conditions

(1) **General.** BATS historical data and content (collectively "BATS Content"), by its terms, is not permitted to be distributed, but rather, is restricted as internal use only content. Subject to these terms and conditions, BATS waives this restriction for use in academic studies and publications, subject to the pre-authorization requirement of Section 7 below.

(2) **Appearance of Content.** You will ensure that the presentation of the BATS Content will be consistent with BATS's own use of the BATS Content in comparable media. You should ensure that, to the extent practicable, BATS Content is clearly attributed as originating from BATS. All trademarks and service marks included in BATS Content will be designated with "SM", "TM", or ®, in the manner directed by BATS.

(3) **Use Exclusively for Academic Purposes.** Any use of the BATS Content will be for academic research and/or academic publication only, and will not be used for trading purposes or the development of trading strategies.

(4) **Public Disclosure of BATS Content.** At least 10 business days prior to the public release of any publication including BATS Content or reference to BATS Content, you agree to provide BATS with a draft of such publication for review and authorization. Publication of BATS Content or reference to BATS Content without BATS' express written authorization is prohibited.

(5) **Restrictions on Use.** You may not use or display the BATS Content in the following ways:

   a. In any manner that implies a relationship, affiliation, sponsorship, or endorsement or that suggests editorial content has been authored by or represents the views or opinions of BATS or BATS personnel;

   b. In any manner that is misleading, defamatory, infringing, libelous, disparaging, obscene or otherwise objectionable to BATS, or impairing of the rights of BATS in its trademarks or logos, in the sole opinion of BATS; and

   c. On a site that violates any law or regulation or is otherwise deemed unsuitable by BATS.

(6) **Free Access to BATS Content.** You may not charge for access or use of BATS Content by third parties unless such charge is a flat fee payable for access to materials containing the BATS Content, such that the fee is not payable, in whole or in part, specifically to access BATS Content. Any other fee arrangements will be deemed to be in violation of these Terms and Conditions.

(7) **Redistribution of BATS Content.** You may not distribute BATS Content in its aggregate form as received from BATS without express written consent from BATS. Any distribution other than that described in the Request to Use BATS Content will be deemed to be in violation of these Terms and Conditions.

(8) **Security of BATS Content.** Given the sensitive nature of BATS Content, you agree to control BATS Content with the same degree of care given to sensitive personal information.

(9) **Modifying Permission.** BATS reserves the right in its sole discretion to terminate or modify your permission to display BATS Content at any time and to take action against any use that does not conform to these terms and conditions, infringes any BATS intellectual property or other right, or violates applicable law.

(10) **Non-Exclusive Remedy.** You will make any changes to your use of BATS Content as requested by BATS. This remedy is in addition to any other legal remedies to which BATS may be entitled in relation to your use of BATS Content.


BATS
Making Markets Better®

I acknowledge that I have reviewed the above Terms and Conditions for use of BATS Content and that I and my organization agree to those Terms and Conditions which will govern any use of BATS Content in relation to the associated Request to Use BATS Content. I understand that submitting these Terms and Conditions to BATS in no way grants or implies permission to use BATS Content in any form.

By:________________________________

Print Name:__________________________

Title:_______________________________

Organization:________________________

Date:_______________________________

Upon signing these Terms and Conditions, please fax them to 913.815.7119, attn: Membership Services.

BATS Y-Exchange, Inc.
Extranet Agreement

This Extranet Agreement (this "Agreement"), with an effective date as of the date executed on the signature page hereof, is made by and between BATS Y-Exchange, Inc., a Delaware corporation, with its principal offices at 8050 Marshall Drive, Suite 120, Lenexa, Kansas 66214 (the "Exchange") and the service provider referenced below ("Provider").

1. **Connectivity to the Exchange and Redistribution of BATS Data Feeds.** This Agreement authorizes Provider to access the Exchange in order to provide Authorized Third Parties, as defined below, with access to the Exchange and/or certain data feeds associated therewith.

2. **Authorized Third Parties.** An Authorized Third Party is a party that: (1) has entered into an effective and current User Agreement and/or Exchange Data Vendor Agreement with the Exchange; and (2) the Exchange has approved to connect to the Exchange via connectivity supplied by Provider or to receive Exchange data transmitted through Provider. In order for a party to be approved, Provider must submit a request to the Exchange at noc@batstrading.com that includes the name and contact information of the party to whom connectivity will be provided. The Exchange will typically approve or reject a request within two (2) business days, but is under no obligation to respond within that time frame. Where a request is rejected by the Exchange, Provider may not provide the applicable party with connectivity to the Exchange.

3. **Access to the Exchange.** This Agreement authorizes Provider to access the Exchange in order to: (1) receive the BATS Multicast Feed (the "Feed") and to distribute the Feed to Authorized Third Parties (the "Feed Related Services"); and (2) provide an Authorized Third Party with network connectivity services in order to access or receive information from the Exchange (the "Network Connectivity Services" and, collectively with the Feed Related Services, the "Services").

4. **List of Authorized Third Parties.** Provider shall maintain, keep current, and provide to the Exchange monthly, or more frequently upon request, a list of Authorized Third Parties to whom Provider provides either or both of the Services.

5. **Right to Deny Redistribution.** The Exchange retains the right to direct Provider to terminate either or both of the Services for any reason or no reason, in which event the Exchange shall notify Provider and Provider shall cease providing either or both of the Services, as applicable, as soon as commercially practicable.

6. **Discontinuance and Changes to Exchange Data.** Provider acknowledges that the Exchange, in its reasonable discretion, may choose to discontinue its distribution of the Feed or to change the nature or distribution format of the Feed at any time. Exchange will use commercially reasonable efforts to provide Provider with reasonable advance notice of such discontinuation or changes.

7. **Network Requirements.** Provider must comply with all applicable BATS Network Requirements, contained in the Connectivity Manual, available at http://batstrading.com/resources/membership/BATS_Connectivity_Manual.pdf, as updated from time to time. The Exchange will provide notice of any updates to the BATS Network Requirements and Provider shall comply with the updated BATS Network Requirements within thirty (30) days of receipt of notice.

8. **Disclosure of Provider's Status as an Extranet.** The Exchange will include the Provider's sales contact and service offerings in materials made publicly available by the Exchange within two weeks of both execution of this Agreement and verification that Provider is in compliance with the BATS Network Requirements.

9. **Publicity.** Other than as permitted in Section 8 above, neither party shall disclose the terms of this Agreement, nor use the other party's name, trade names, trademarks or logos in any press release without prior written consent of the other party.

10. **Fees.** Provider agrees to make timely payment of fees, charges and costs assessed by the Exchange in connection with the Services, as well as any applicable late fees for the failure to make payment within the required time period. Applicable fees shall be set forth in Exchange Rules or posted on the Exchange's web site. Subject to the Securities Exchange Act of 1934 (the "Act"), Exchange reserves the right to change its fee schedule, including fees applicable to Provider. Fees are payable within 30 days of the invoice date. Provider agrees to pay Exchange a late charge in the amount of 1% per month on all past due amounts that are not the subject of a legitimate and bona fide dispute. Exchange will use commercially reasonable efforts to provide reasonable advance notice to Provider (delivered via e-mail and posted to the Exchange web site) of any such change to fees, provided, however, that such notice shall be not less than 30 days prior to the effectiveness of the change.

11. **Term and Termination.** This Agreement is for the term of one year from the date of execution and shall be automatically renewed on an annual basis unless terminated by any party upon twenty-four (24) hours written notice.

12. **Choice of Law.** This Agreement shall be governed by the laws of the state of New York without regard to its choice of law provisions.

Service Provider	**BATS Y-Exchange, Inc.**
______________________	______________________
Signature	Signature
______________________	______________________
Print Name	Print Name
______________________	______________________
Title (must be officer)	Title
______________________	______________________
Name of Firm	Date

<table>
<tr><th colspan="4">SERVICE PROVIDER INFORMATION</th></tr>
<tr><td colspan="4">Firm:</td></tr>
<tr><td colspan="4">Address:</td></tr>
<tr><td colspan="2">City:</td><td>State:</td><td>Zip:</td></tr>
<tr><th colspan="2">BUSINESS CONTACT</th><th colspan="2">TECHNICAL CONTACT</th></tr>
<tr><td colspan="2">Name:</td><td colspan="2">Name:</td></tr>
<tr><td colspan="2">Email:</td><td colspan="2">Email:</td></tr>
<tr><td>Phone:</td><td>Fax:</td><td>Phone:</td><td>Fax:</td></tr>
<tr><th colspan="2">BILLING ADDRESS</th><th colspan="2">BILLING CONTACT</th></tr>
<tr><td colspan="2">Firm:</td><td colspan="2">Name:</td></tr>
<tr><td colspan="2">Address:</td><td colspan="2">Email:</td></tr>
<tr><td>City:</td><td>State: Zip:</td><td>Phone:</td><td>Fax:</td></tr>
</table>

Exhibit M

Exhibit Request:

Provide an alphabetical list of all members, participants, subscribers or other users, including the following information:

1. **Name,**

2. **Date of election to membership or acceptance as a participant, subscriber or other user,**

3. **Principal business address and telephone number,**

4. **If member, participant, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g., partner, officer, director, employee, etc.),**

5. **Describe the type of activities primarily engaged in by the member, participant, subscriber, or other user (e.g., floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g., proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of members, participants, subscribers, or other users in each, and**

6. **The class of membership, participation or subscription or other access.**

Response:

Attached please find a list of the current Members and Sponsored Participants accepted as Users of the Exchange.

Company Name	Date Approved by BATS	Address	Phone Number	Type of User	Primary Activities
4C Capital, Inc.	4/15/2011	8787 Shade Tree Circle Lakewood, IL 60014	(847) 770-3565	Sponsored Participant	Proprietary
Abel/Noser Corp.	9/1/2010	1 Battery Park Plaza 6th floor New York, NY 10004	(646) 432-4040	Member	Agency
ABN AMRO Clearing Chicago, LLC	10/1/2010	175 W Jackson Blvd Suite 400 Chicago, IL 60604	(312) 604-8643	Member	Market Maker
Access Securities, LLC	11/15/2010	30 Buxton Farm Road Stamford, CT 06905	(203) 322-3377	Member	Agency
Albert Fried & Company, LLC	4/15/2011	45 Broadway 24th Floor New York, NY 10006	(212) 422-7282	Member	Agency
Algo Engineering Execution Services, LLC	5/16/2011	7 World Trade Center Suite 34F New York, NY 10007	(212) 616-0190	Member	Service Bureau
Algo Engineering, LLC	7/15/2011	7 World Trade Center 250 Greenwich Street New York, NY 10007	(212) 616-0190	Sponsored Participant	Proprietary
Allston Trading, LLC	10/1/2010	440 S. LaSalle Suite 1200 Chicago, IL 60605	(312) 663-7174	Member	Proprietary
Alpine Securities Corporation	11/15/2010	440 E. 400 South Salt Lake City, UT 84111	(801) 355-5588	Member	Agency
Apex Clearing Corporation	6/5/2012	1700 Pacific Ave Suite 1400 Dallas, TX 75201	(214) 765-1170	Member	Clearing Firm
Archipelago Securities LLC	9/1/2010	100 S. Wacker Drive Ste. 1800 Chicago, IL 60606	(312) 442-7046	Member	Exchange
Ascendiant Capital Markets, LLC	4/1/2011	18881 Von Markan Avenue 16th Floor Irvine, CA 92612	(949) 218-2486	Member	Agency
Athena Capital Research, LLC	10/20/2010	620 8th Avenue 38th Floor, Suite D New York, NY 10018	(212) 931-9056	Sponsored Participant	Proprietary
Automated Trading Desk Financial Services, LLC	9/15/2010	11 E. Wall Street Mt. Pleasant, SC 29466	(843) 789-2166	Member	Proprietary
Avatar Securities, LLC	4/1/2011	19 W. 24th Street 8th Floor New York, NY 10010	(646) 435-0167	Sponsored Participant	Proprietary
Avian Securities, LLC	11/15/2010	260 Franklin St. Suite 1010 Boston, MA 02110	(617) 988-8141	Member	Agency
Barclays Capital, Inc.	10/1/2010	200 Park Avenue New York, NY 10166	(212) 412-2125	Member	Institutional
BATS Trading, Inc.	9/1/2010	8050 Marshall Drive Suite 120 Lenexa, KS 66214	(913) 815-7000	Member	Limited Routing Facility of BYX
Belvedere Trading, LLC	3/1/2012	10 S. Riverside Plaza Suite 2100 Chicago, IL 60606	(312) 262-3420	Member	Proprietary
Blitztrade, LLC	6/15/2011	1901 W. 47th Place Suite 310 Westwood, KS 66205	(816) 714-3930	Sponsored Participant	Proprietary
Bloomberg Tradebook, LLC	10/4/2010	731 Lexington Avenue New York, NY 10022	(212) 617-1184	Member	Agency
Blue Fire Capital, LLC	10/8/2010	311 South Wacker Drive Suite 2000 Chicago, IL 60606	(312) 242-0504	Member	Proprietary
BMA Securities	11/15/2010	608 Silver Spur Road Suite 100 Rolling Hills Estates, CA 90274	(310) 544-2000	Member	Full Service
BMO Capital Markets Corp.	11/15/2010	3 Times Square 27th Floor New York, NY 10036	(212) 885-4045	Member	Agency
BNP Paribas Securities Corp.	9/15/2010	787 7th Avenue 3rd Floor New York, NY 10019	(212) 841-3676	Member	Proprietary
Brinson Patrick Securities Corporation	11/15/2010	1515 Broadway 11th Floor New York, NY 10036	(212) 453-5000	Member	Agency
BTIG, LLC	11/15/2010	450 Sansome St 16th Floor San Francisco, CA 94111	(415) 248-2225	Member	Market Maker
C&C Trading, LLC	10/11/2010	120 Broadway 20th Floor New York, NY 10271	(212) 433-7589	Member	Proprietary
Canadian Imperial Holdings, Inc.	11/15/2010	300 Madions Ave 5th Floor New York, NY 10017	(212) 856-3877	Sponsored Participant	Proprietary
CF Global Trading, LLC	1/3/2011	527 Madison Ave. 18th Floor New York, NY 10022	(212) 888-4673	Member	Market Maker
Charles River Brokerage, LLC	3/1/2012	24 New England Executive Park Burlington, MA 01803	(781) 425-3100	Member	Service Bureau
Chopper Securities, LLC	5/16/2011	141 W. Jackson Blvd. Suite 2201A Chicago, IL 60604	(312) 628-3530	Member	Proprietary
Chopper Trading, LLC	10/20/2010	141 W. Jackson Blvd. Suite 2201A Chicago, IL 60604	(312) 628-3530	Sponsored Participant	Proprietary
CIBC World Markets Corp.	11/15/2010	300 Madison Ave 5th Floor New York, NY 10017	(212) 856-3877	Member	Proprietary
Citadel Securities, LLC	10/1/2010	131 South Dearborn Street Chicago, IL 60603	(312) 756-4416	Member	Market Maker
Citigroup Global Markets, Inc.	12/15/2010	390 Greenwich St. New York, NY 10013	(212) 723-3065	Member	Full Service
CJS Securities, Inc.	3/15/2011	50 Main Street Suite 325 White Plains, NY 10606	(914) 287-7600	Member	Agency
CMT Fund XXV Limited	7/2/2012	500 W. Monroe Street Suite 2630 Chicago, IL 60661	(312) 320-7897	Sponsored Participant	Agency
Collins Stewart, LLC	4/15/2011	350 Madison Avenue New York, NY 10017	(212) 402-5018	Member	Agency
Concept Capital Markets, LLC	3/15/2011	1010 Franklin Avenue Garden City, NY 11530	(212) 702-7198	Member	Agency
ConvergEx Execution Solutions, LLC (formerly BNY ConvergEx Execution Solutions, LLC)	9/1/2010	1633 Broadway 48th Floor New York, NY 10019	(212) 468-8466	Member	Full Service
ConvergEx Prime Services, LLC (formerly NorthPoint Trading Partners, LLC)	10/1/2010	11175 Cicero Drive 200 Milton Park Suite 575	(678) 405-4200	Member	Agency

Company Name	Date Approved by BATS	Address	Phone Number	Type of User	Primary Activities
Cowen and Company, LLC	10/7/2010	1221 Ave of the Americas 6th Floor New York, NY 10020	(646) 562-1623	Member	Market Maker
Cowen Capital, LLC	3/15/2012	599 Lexington Avenue New York, NY 10022	(646) 562-1554	Member	Market Maker
Credit Agricole Cheuvreux North America, Inc.	10/5/2010	1301 Ave of the Americas 15th Floor New York, NY 10019	(212) 261-3724	Member	Full Service
Credit Agricole Securities (USA), Inc.	10/5/2010	1301 Ave of the Americas 15th Floor New York, NY 10019	(212) 261-3858	Member	Full Service
Credit Suisse Securities (USA), LLC	10/1/2010	11 Madison Ave New York, NY 10010	(212) 538-6067	Member	Full Service
Cutler Group, LP	10/6/2010	220 Montgomery Street Suite 600 San Francisco, CA 94104	(415) 293-3956	Member	Market Maker
Cuttone & Co., Inc.	10/1/2010	111 Broadway New York, NY 10006	(646) 943-5420	Member	Market Maker
DART Executions, LLC	10/1/2010	230 S. LaSalle #400 Chicago, IL 60604	(312) 244-5408	Member	Proprietary
DE Route	10/4/2010	545 Washington Blvd Jersey City, NJ 07030	(201) 942-8205	Member	ATS
Deutsche Bank Securities, Inc.	10/11/2010	60 Wall Street New York, NY 10005	(212) 250-7635	Member	Full Service
Direct Access Partners, LLC	11/1/2010	40 Wall Street 42nd Floor New York, NY 10005	(212) 850-8892	Member	Agency
Divine Capital Markets, LLC	11/1/2010	39 Broadway 36th Floor New York, NY 10006	(212) 344-5867	Member	Agency
Doft & Co., Inc.	11/15/2010	55 East 59th Street 12th Floor New York, NY 10022	(212) 421-5558	Member	Agency
DRW Securities, LLC	11/1/2010	540 West Madison Street Suite 2500 Chicago, IL 60661	(312) 542-3226	Member	Proprietary / Market Maker
du Pasquier & Co., Inc.	11/15/2010	One Battery Park Plaza New York, NY 10004	(212) 624-4100	Member	Agency
Eladian Partners Brokerage, LLC	7/2/2012	101 Park Avenue 15th Floor New York, NY 10178	(843) 606-9005	Member	Proprietary
Electronic Brokerage Systems, LLC	7/2/2012	180 W. Adams Street 6th Floor Chicago, IL 60603	(312) 986-6210	Member	Market Maker
Electronic Transaction Clearing, Inc.	9/1/2010	660 South Figueroa Street Suite 1450 Los Angeles, CA 90017	(213) 402-1564	Member	Market Maker
Essex Radez, LLC	10/1/2010	440 S. LaSalle St. Suite 1111 Chicago, IL 60605	(312) 212-1815	Member	Service Bureau
Feltl & Company	11/15/2010	2100 LaSalle Plaza 800 LaSalle Avenue Minneapolis, MN 55402	(612) 492-8888	Member	Market Maker
Flow Traders US, LLC	8/1/2012	1095 Avenue of the Americas 24th Floor, Suite B New York, NY 10036	(917) 210-5020	Member	Hedge Fund
G1 Execution Services, LLC (formerly E*Trade Capital Markets, LLC)	12/1/2010	440 South LaSalle Suite 3030 Chicago, IL 60605	(312) 986-8232	Member	Market Maker
GB Trading, LLC	10/21/2010	2 Gold Street Suite 4610 New York, NY 10038	(212) 379-5634	Sponsored Participant	Agency
GB Trading, LLC	7/1/2011	2 Gold Street New York, NY 10038	(212) 379-5634	Sponsored Participant	Agency
GDK, Inc.	1/3/2011	500 Park Avenue New York, NY 10022	(212) 303-6179	Member	Proprietary
GETCO Execution Services, LLC	9/15/2010	141 W Jackson Blvd Suite 210 Chicago, IL 60604	(312) 931-2200	Member	ATS
Global Execution Brokers, LP	10/5/2010	401 City Avenue Bala Cynwyd, PA 19004	(312) 435-4167	Member	Institutional
Global Liquidity Partners, LLC.	5/15/2012	55 Broad Street 28 Floor New York NY 10004	(312) 986-6262	Sponsored Participant	Agency
Global-American Investments, Inc.	2/15/2012	20277 Valley Blvd. Suite A Walnut, CA 91789	(312) 919-2831	Member	Retail
Goldman Sachs & Co.	10/12/2010	One New York Plaza New York, NY 10004	(212) 357-4587	Member	Full Service
Goldman Sachs Execution & Clearing, LP	10/1/2010	30 Hudson St Jersey City, NJ 07302	(212) 357-7519	Member	Full Service
GTS Securities, LLC	7/1/2011	800 3rd Avenue 27th Floor New York, NY 10022	(212) 813-0870	Sponsored Participant	Proprietary
GTS Securities, LLC	5/1/2012	545 Madison Avenue 15th Floor New York, NY 10022	(212) 715-2837	Member	Proprietary
Hap Trading, LLC	11/15/2010	33 Whitehall Street 6th Floor New York, NY 10004	(212) 380-5186	Member	Proprietary
Hold Brothers On-Line Investments Services, LLC	11/15/2010	1177 Avenue of the Americas Second Floor New York, NY 10036	(646) 745-2135	Member	Proprietary
HRT Financial, LLC	10/1/2010	32 Old Slip 30th Floor New York, NY 10005	(212) 293-1927	Member	Proprietary
IMC Chicago, LLC dba IMC Financial Markets	10/1/2010	233 South Wacker Drive Suite 4300 Chicago, IL 60606	(312) 244-3320	Member	Proprietary
Instinet, LLC	9/1/2010	1095 Avenue of the Americas New York, NY 10036	(212) 310-4097	Member	Agency
Interactive Brokers, LLC	9/15/2010	One Pickwick Plaza Greenwich, CT 06830	(203) 618-5882	Member	Full Service
Istra, LLC	12/1/2010	930 Winter Street Suite 2500 Waltham, MA 02451	(718) 618-4929	Sponsored Participant	Proprietary
Istra, LLC	12/15/2011	930 Winter Street Suite 2500 Waltham, MA 02451	(718) 618-4929	Sponsored Participant	Proprietary
ITG Derivatives, LLC	11/15/2010	601 S. LaSalle St. Suite 300 Chicago, IL 60605	(312) 334-8042	Member	Market Maker

Company Name	Date Approved by BATS	Address	Phone Number	Type of User	Primary Activities
ITG, Inc.	10/1/2010	380 Madison Ave. New York, NY 10017	(212) 444-6259	Member	Agency
Jane Street Capital, LLC	11/15/2010	One New York Plaza 33rd Floor New York, NY 10004	(212) 651-6060	Member	Agency / Proprietary
Jefferies & Company, Inc.	10/19/2010	520 Madison Ave. New York, NY 10022	(201) 761-7794	Member	Full Service
Jefferies Execution Services, Inc.	9/1/2010	520 Madison Ave. New York, NY 10022	(646) 805-5415	Member	Full Service
Jefferies Investment Advisers	7/15/2011	520 Madison Avenue New York, NY 10022	(212) 323-3993	Sponsored Participant	Full Service
JMP Securities, LLC	11/1/2010	600 Montgomery Street Suite 1100 San Francisco, CA 94111	(415) 835-8919	Member	Market Maker
JNK Securities Corp.	11/15/2010	489 Fifth Avenue 25th Floor New York, NY 10017	(212) 885-6311	Member	Agency
JP Morgan Clearing Corp.	9/15/2010	3 Metrotech Center Brooklyn, NY 11245	(212) 272-4130	Member	Full Service
JP Morgan Securities, LLC	9/15/2010	277 Park Avenue 9th Floor New York, NY 10172	(212) 272-2440	Member	Full Service
Juliet Group, LLC	3/1/2011	240 E. 35th #3A New York, NY 10016	(646) 360-0595	Sponsored Participant	Proprietary
Jump Trading, LLC	10/1/2010	600 W. Chicago Ave. Suite 825 Chicago, IL 60654	(312) 930-9603	Member	Proprietary
KCCI, Ltd.	10/1/2010	80 Maiden Lane Suite 2201 New York, NY 10038	(212) 430-5942	Member	Agency
Keefe Bruyette & Woods, Inc.	12/1/2010	787 Seventh Avenue New York, NY 10019	(212) 887-8965	Member	Agency
Kershner Securities, LLC	11/1/2010	1825B Kramer Lane Suite 200 Austin, TX 78758	(512) 439-8140	Member	Proprietary
Key Banc Capital Markets, Inc.	11/15/2010	127 Public Square Cleveland, OH 44114	(216) 689-5872	Member	Agency
Knight Capital Americas, LLC (formerly Knight Execution & Clearing Services, LLC, formerly Knight Clearing Services, LLC)	10/14/2010	545 Washington Blvd Jersey City, NJ 07310	(201) 356-4232	Member	Agency
L & R Trading, LLC	9/1/2011	120 Broadway Suite 2040-01 New York, NY 10271	(212) 433-7262	Member	Market Maker
Latour Trading, LLC	10/1/2010	377 Broadway 10th Floor New York, NY 10013	(917) 388-8625	Member	Proprietary
LavaFlow, Inc.	9/15/2010	388 Greenwich 29th Floor New York, NY 10013	(212) 519-8965	Member	Agency
Lazard Capital Markets, LLC	11/15/2010	30 Rockefeller Center New York, NY 10020	(212) 632-2650	Member	Institutional
Leerink Swann, LLC	10/5/2010	1 Federal Street 37th Floor Boston, MA 02110	(617) 918-45889	Member	Agency
Legend Securities, Inc.	9/15/2010	45 Broadway New York, NY 10006	(646) 716-3031	Member	Institutional
Lek Securities Corporation	10/1/2010	1 Liberty Plaza 165 Broadway 52nd Floor	(212) 509-2300	Member	Agency
Letsgotrade, Inc dba Choicetrade	11/15/2010	197 State Route 18 Suite 3000 East Brunswick, NJ 08816	(732) 214-2660	Member	Retail
Lightspeed Trading, LLC	11/15/2010	148 Madison Avenue New York, NY 10016	(646) 393-4814	Member	Proprietary
Lime Brokerage, LLC	10/1/2010	625 Broadway 12th Floor New York, NY 10012	(212) 824-5000	Member	Agency
Lime Brokerage, LLC	7/1/2011	625 Broadway 12th Floor New York, NY 10012	(212) 824-5577	Sponsored Participant	Agency
Limestone Chicago, LLC	10/5/2010	377 Broadway 11th Floor New York, NY 10013	(212) 219-6063	Sponsored Participant	Proprietary
Liquidnet, Inc.	9/15/2010	498 Seventh Avenue New York, NY 10018	(646) 660-8310	Member	Institutional
MB Trading	12/15/2010	1926 E. Maple Ave El Segundo, CA 90245	(866) 628-3001	Member	Retail / Agency
McAdams Wright Ragen, Inc.	11/15/2010	925 Fourth Ave Suite 3900 Seattle, WA 98104	(206) 664-8850	Member	Agency
Mercator Associates, LLC	11/15/2010	121 Richmond St. West Suite 601 Toronto Ontario M5H 2K1	(416) 640-7437	Member	Agency
Merlin Securities, LLC	5/16/2011	101 California Street Suite 3050 San Francisco, CA 94111	(415) 848-4056	Member	Market Maker
Merrill Lynch Pierce, Fenner & Smith, Incorporated	10/4/2010	One Bryant Park New York, NY 10036	(212) 449-6090	Member	Full Service
Merrill Lynch Professional Clearing Corp.	10/5/2010	440 South LaSalle Street 34th Floor Chicago, IL 60605	(312) 260-5601	Member	Market Maker
Merriman Capital, Inc.	6/1/2011	600 California Street 9th Floor San Francisco, CA 94108	(415) 262-1377	Member	Market Maker
MF Global, Inc.	10/19/2010	717 5th Ave 9th Floor New York, NY 10022	(312) 548-1143	Member	Agency
Millennium International Management, LP	5/26/2011	666 Fifth Avenue 8th Floor New York, NY 10103	(212) 841-4100	Sponsored Participant	Proprietary
Milstream Securities, LLC (formerly Milstream Strategy Group, LLC)	4/15/2011	60 E. 42nd Street Suite 624 New York, NY 10165	(212) 557-6214	Sponsored Participant	Proprietary
Mismi, Inc.	11/15/2010	17 State Street Suite 703 New York, NY 10004	(646) 839-6107	Member	ATS
Mitsubishi UFJ Securities (USA), Inc.	10/14/2010	1633 Broadway 29th Floor New York, NY 10019	(212) 405-7180	Member	Institutional / Agency
Mizuho Securities USA, Inc.	1/3/2011	1251 Avenue of the Americas New York, NY 10020	(212) 209-9462	Member	Agency

Company Name	Date Approved by BATS	Address	Phone Number	Type of User	Primary Activities
MND Partners, Inc.	6/15/2011	20 Broad Street 5th Floor New York, NY 10005	(212) 742-1740	Member	Agency
Montecito Advisors, Inc.	3/15/2011	2015 State Street Suite B Santa Barbara, CA 93105	(805) 682-1484	Member	Proprietary
Moors & Cabot, Inc.	4/2/2012	111 Devonshire Street Boston, MA 02109	(617) 314-0295	Member	Agency
Morgan Keegan & Company, Inc.	9/15/2010	Morgan Keegan Tower 50 North Front Street Memphis, TN 38103	(901) 579-4517	Member	Agency
Morgan Stanley & Co., LLC (formerly Morgan Stanley and Co. Incorporated)	9/1/2010	1585 Broadway New York, NY 10036	(212) 761-9374	Member	Full Service
MP Capital, LP	11/15/2010	41 University Dr. Suite 400 Newton, PA 18940	(917) 748-7643	Member	Proprietary
MPS Global Securities, LLC	11/15/2010	101 Park Avenue 14th Floor New York, NY 10178	(212) 331-6583	Member	Proprietary
Nasdaq Execution Services, LLC	9/1/2010	One Liberty Plaza 51st Floor New York, NY 10006	(212) 401-8982	Member	Exchange
National Financial Services, LLC	10/4/2010	200 Seaport Blvd. Boston, MA 02210	(201) 915-8264	Member	Retail / Agency
Needham & Company, Inc.	10/1/2010	445 Park Avenue New York, NY 10022	(212) 705-0364	Member	Market Maker
Newedge USA, LLC	10/21/2010	630 Fifth Avenue Suite 500 New York, NY 10111	(646) 557-8387	Member	Full Service
Nomura Securities International, Inc.	10/1/2010	2 World Financial Center 6th Floor New York, NY 10281	(212) 667-9131	Member	Institutional
North Moore Trading, LLC	10/5/2010	377 Broadway 11th Floor New York, NY 10013	(212) 219-6063	Sponsored Participant	Proprietary
Northern Trust Securities, Inc.	10/5/2010	50 S. LaSalle Street Chicago, IL 60603	(312) 444-4331	Member	Market Maker
Northland Securities, Inc.	12/15/2010	45 South 7th Street Suite 2000 Minneapolis, MN 55402	(612) 851-5934	Member	Proprietary
OBD Securities, LLC	10/15/2012	150 N. Michigan Ave. Suite 3700 Chicago, IL 60601	(312) 768-1643	Member	Proprietary
OBEX Securities, LLC	5/2/2011	1865 Palmer Avenue Suite 208 Larchmont, NY 10538	(914) 833-1800	Member	Agency
OCTEG, LLC	9/15/2010	141 W Jackson Blvd Suite 210 Chicago, IL 60604	(312) 931-2200	Member	Proprietary
Old Mission Capital, LLC	4/16/2012	601 S. LaSalle St. 3rd Floor Chicago, IL 60605	(617) 642-6120	Member	Proprietary
OM Securities, LLC dba Trade Monster	7/16/2012	10 South Riverside Plaza Suite 2050 Chicago, IL 60606	(312) 253-4176	Member	Agency
Oppenheimer & Co., Inc.	10/12/2010	300 Madison Ave. New York, NY 10017	(212) 667-7306	Member	Agency
OTA, LLC	10/7/2010	1 Manhattanville Road Purchase, NY 10577	(914) 460-4071	Member	Institutional
PDQ ATS, Inc.	10/4/2010	2624 Patriot Blvd Glenview, IL 60026	(224) 521-2494	Member	ATS
PEAK6 Capital Management, LLC	7/15/2011	141 W. Jackson Blvd. Suite 500 Chicago, IL 60604	(312) 362-2477	Sponsored Participant	Market Maker
Penserra Securities, LLC	10/6/2010	20 Broad Street 26th Floor New York, NY 10005	(212) 607-3190	Member	Agency
Pershing, LLC	9/15/2010	One Pershing Place 10th Floor Jersey City, NJ 07399	(201) 413-2826	Member	Agency
Pinnacle Capital Marktes, LLC	12/1/2010	4700 Falls Neuse Suite 390 Raleigh, NC 27609	(919) 850-0888	Member	Agency
Piper Jaffray & Co.	11/15/2012	800 Nicollet Mall Suite 800 Minneapolis, MN 55402	(612) 303-6573	Member	Market Maker
Pragma Securities, LLC	11/1/2010	360 Park Ave. South 20th Floor New York, NY 10010	(212) 617-9781	Member	Institutional / Agency
Qtrade Capital Partners, LLC	6/1/2011	240-244 North Avenue West Suite 301 Westfield, NJ 07090	(908) 232-5693	Sponsored Participant	Proprietary
Quantex Clearing, LLC	12/27/2011	30 Montgomery Street Jersey City, NJ 07302	(646) 214-5608	Member	Clearing Firm
Quantlab Securities, LP	11/1/2010	4200 Montrose Blvd Suite 200 Houston, TX 77006	(713) 333-3704	Member	Proprietary
Quiet Light Securities, LLC	1/3/2011	141 West Jackson Blvd Suite 2020a Chicago, IL 60604	(312) 229-4195	Member	Proprietary
Raven Securities Corp.	11/15/2010	140 Broadway 38th Floor New York, NY 10005	(212) 952-0634	Member	Agency
RBC Capital Markets, LLC (formerly RBC Capital Markets Corporation)	10/14/2010	One Liberty Plaza New York, NY 10006	(612) 373-1680	Member	Market Maker
Redburn Partners (USA), LP	11/15/2010	565 5th Avenue 26th Floor New York, NY 10017	(212) 803-7303	Member	Agency
RGM Securities, LLC	10/1/2010	221 West 6th Street Suite 2030 Austin, TX 78701	(512) 807-5302	Member	Proprietary
River Cross Securities, LLLP	10/5/2010	401 City Avenue Bala Cynwyd, PA 19004	(610) 747-2333	Member	ATS
Robert W. Baird & Co. Incorporated	1/3/2011	777 E Wisconsin Avenue 25th Floor Milwaukee, WI 53202	(414) 765-3910	Member	Market Maker
Rochdale Securities, LLC	11/15/2010	750 East Main Street 7th Floor Stamford, CT 06902	(203) 274-9114	Member	Agency
Ronin Capital, LLC	11/15/2010	230 S. LaSalle Suite 400 Chicago, IL 60604	(312) 244-5284	Sponsored Participant	Proprietary / Market Maker
Rosenblatt Securities, Inc.	10/6/2010	20 Broad Street 26th Floor New York, NY 10005	(212) 943-5225	Member	Agency

Company Name	Date Approved by BATS	Address	Phone Number	Type of User	Primary Activities
RW Pressprich & Co.	11/15/2010	520 Madison Avenue 28th Floor New York, NY 10022	(212) 542-4196	Member	Agency
Sanford C. Bernstein & Co, LLC	10/21/2010	1345 Ave of the Americas New York, NY 10105	(212) 823-2896	Member	Agency
Santander Investment Securities, Inc.	1/3/2011	45 East 53rd Street New York, NY 10022	(212) 407-7812	Member	Institutional
Scotia Capital (USA), Inc.	9/15/2010	1 Liberty Plaza 165 Broadway New York, NY 10006	(212) 225-6725	Member	Institutional
Scottrade, Inc.	11/15/2010	12800 Corporate Hill Drive St. Louis, MO 63131	(314) 965-1555 ext.6402	Member	Retail
Scout Trading, LLC	9/1/2010	12 E. 49th Street Suite 1206 New York, NY 10017	(646) 783-7001	Member	Proprietary
Seven Points Capital, LLC	12/15/2010	825 Third Avenue 2nd Floor New York, NY 10022	(212) 520-8374	Member	Agency
SG Americas Securities, LLC	11/15/2011	1221 Avenue of the Americas New York, NY 10020	(212) 278-7865	Member	Proprietary
Shoreline Trading Group, LLC	11/15/2010	120 Broadway 20th floor New York, NY 10271	(310) 536-8672	Member	Agency
Simplex Investments, LLC	6/1/2012	526 W. Van Buren Suite 1300 Chicago, IL 60607	(312) 360-2447	Sponsored Participant	Market Maker
SMF Trading, Inc.	10/1/2010	125 Maiden Lane 3rd Floor New York, NY 10038	(212) 509-1985	Member	Agency
Solowey & Co.	9/1/2010	6801 SW 101 Street Miami, FL 33156	(305) 668-3389	Member	Market Maker
Southwest Securities, Inc.	9/1/2010	1201 Elm Street Suite 3500 Dallas, TX 75270	(214) 859-5125	Member	Clearing Firm
SpeedRoute, LLC (formerly ISERoute, LLC)	7/15/2011	744 Broad Street 23rd Floor Newark, NJ 07102	(855) 773-3310	Member	Routing Broker-Dealer
Spire Europe Limited	8/1/2011	40 Queen Street 1st Floor London, UK EC4R 1DD	(917) 388-8607	Sponsored Participant	Proprietary
Spire Master Fund, Ltd.	10/5/2010	73 Front St. Hamilton Bermuda HMCX	(212) 219-6063	Sponsored Participant	Hedge Fund
Starpoint Securities, LC	12/15/2010	4200 Somerset Suite 217 Prairie Village, KS 66208	(913) 642-6611	Sponsored Participant	Proprietary
State Street Global Markets, LLC	3/15/2011	One Lincoln Street Boston, MA 02111	(617) 664-4809	Member	Full Service
Stock USA Execution Services, Inc.	10/14/2010	1717 Route 6 Carmel, NY 10541	(845) 531-2631	Member	Agency
Sun Trading, LLC	10/1/2010	100 South Wacker Drive Suite 300 Chicago, IL 60606	(312) 924-4751	Member	Proprietary
Sungard Brokerage & Securities Services, LLC (formerly Assent, LLC)	10/1/2010	545 Washington Blvd. 7th Floor Jersey City, NJ 07310	(201) 356-1488	Member	Agency
Susquehanna Capital Group	10/5/2010	401 City Avenue Bala Cynwyd, PA 19004	(610) 617-2996	Member	Institutional / Agency
Susquehanna Financial Group, LLLP	10/5/2010	401 City Avenue Bala Cynwyd, PA 19004	(610) 617-2999	Member	Institutional / Agency
TD Ameritrade Clearing, Inc.	5/3/2011	1005 N. Ameritrade Place Bellevue, NE 68128	(402) 970-5271	Member	Agency
Tewksbury Investment Fund, Ltd.	11/15/2010	Washington Mall I 20 Church Street, 4th Floor Hamilton, Bermuda HM 11	(441) 299-2900	Sponsored Participant	Proprietary
Tewksbury Investment Fund, Ltd.	7/1/2011	Washington Mall I 20 Church Street 4th Floor	(610) 971-5000	Sponsored Participant	Proprietary
Tewksbury Investment Fund, Ltd.	10/17/2011	73 Front Street 3rd Floor Hamilton, Bermuda HM 12	(610) 971-5000	Sponsored Participant	Proprietary
The Gaussian Group, LLC	11/15/2010	2 Rector Street, 3rd Floor New York, NY 10006	(212) 659-3886	Member	Proprietary
The Griswold Company, Incorporated	11/15/2010	61 Broadway Suite 2825 New York, NY 10006	(212) 509-0600	Member	Agency
The PrinceRidge Group, LLC	11/15/2010	623 Fifth Avenue 19th Floor New York, NY 10022	(646) 792-5601	Member	Proprietary
The Vertical Trading Group, LLC	12/1/2010	417 5th Avenue 6th Floor New York, NY 10016	(212) 430-3552	Member	Agency
The Williams Capital Group, LP	11/15/2010	650 Fifth Avenue 11th Floor New York, NY 10019	(212) 830-4559	Member	Agency
Themis Trading, LLC	10/1/2010	10 Town Square Suite 100 Chatham, NJ 07928	(866) 384-3647	Member	Agency
Think Trade, LLC	10/20/2010	2053 San Elijo Avenue Cardiff by the Sea, CA 92007	(760) 452-2450	Sponsored Participant	Proprietary
Title Securities, Inc.	10/21/2010	39 S. LaSalle Suite 424 Chicago, IL 60603	(312) 296-9598	Member	Retail
Track Data Securities Corporation	9/15/2010	95 Rockwell Place Brooklyn, NY 11217	(718) 923-3091	Member	ATS
Tradebot Systems, Inc.	9/1/2010	1251 NW Briarcliff Parkway Suite 700 Kansas City, MO 64116	(816) 285-6416	Member	Proprietary
TradeKing, LLC (formerly Kane Reid Securities Group, Inc. dba TradeKing)	11/15/2010	888 E. Las Olas Blvd Suite 300 Ft. Lauderdale, FL 33301	(877) 495-5464	Member	Agency
Tradestation Securities, Inc.	9/1/2010	8050 SW 10th Street Suite 2000 Plantation, FL 33324	(954) 652-7735	Member	Market Maker
Tradeworx Epsilon, LLC	10/20/2010	90 Broad Street 17th Floor New York, NY 10004	(732) 450-8401	Sponsored Participant	Proprietary
Tradeworx LUSP, LLC	12/1/2010	54 Broad Street Suite 200 Red Bank, NJ 07701	(732) 450-7472	Sponsored Participant	Proprietary
Tradition Asiel Securities, Inc.	9/15/2010	75 Park Place 4th Floor New York, NY 10007	(212) 791-5470	Member	Agency

Company Name	Date Approved by BATS	Address	Phone Number	Type of User	Primary Activities
Tudor Pickering Holt & Co. Securities, Inc.	10/17/2011	1111 Bagby Suite 5000 Houston, TX 77002	(713) 333-2960	Member	Agency
Two Sigma Securities, LLC	10/5/2010	375 W. Broadway 3rd Floor New York, NY 10012	(646) 292-6643	Member	Proprietary
TWS Financial, LLC	1/3/2011	1101 Pennsylvania Ave. Suite 600 Washington DC 20004	(800) 776-1018	Member	Agency
UBS Securities, LLC	10/1/2010	677 Washington Blvd 6th Floor Stamford, CT 06901	(203) 719-3275	Member	Full Service
Viewtrade Securities, Inc.	11/15/2010	7280 W. Plametto Park Rd. #105 Boca Raton, FL 33433	(561) 620-0306	Member	Agency
Virtu Financial BD, LLC	10/7/2010	645 Madison Avenue 16th Floor New York, NY 10022	(212) 418-0118	Member	Proprietary
Virtu Financial Capital Markets, LLC (formerly EWT, LLC)	9/1/2010	1540 2nd Street Suite 300 Santa Monica, CA 90401	(310) 651-9757	Member	Proprietary
Vision Financial Markets, LLC	11/15/2010	4 High Ridge Park Suite 100 Stamford, CT 06905	(203) 388-2675	Member	Retail
Wall Street Access	10/17/2011	17 Battery Place 11th Floor New York, NY 10004	(212) 232-5602	Member	Agency
Walleye Trading, LLC	11/15/2010	14601 27th Avenue North Suite 102 Plymouth, MN 55447	(952) 345-5226	Member	Market Maker
Wang Investment Associates, Inc.	1/18/2011	250 W. 57th Street Suite 1632 New York, NY 10107	(212) 425-9264	Member	Agency
Wedbush Securities, Inc.	9/1/2010	1000 Wilshire Blvd Los Angeles, CA 90017	(213) 688-4575	Member	Market Maker
Weeden & Co, LP	10/19/2010	145 Mason Street Greenwich, CT 06830	(203) 861-7600	Member	Full Service
Wells Fargo Securities, LLC	10/11/2010	301 S. College Street TW-8 Mail Code NC0602	(704) 374-2047	Member	Agency
Western International Securities, Inc.	11/15/2010	70 South Lake Avenue 7th Floor Pasadena, CA 91101	(626) 710-3110	Member	Market Maker
White Bay PT, LLC	7/16/2012	140 Broadway 38th Floor New York, NY 10005	(646) 651-4380	Member	Proprietary
Wolverine Execution Services LLC	10/19/2010	175 West Jackson Blvd. Suite 200 Chicago, IL 60604	(312) 884-3736	Member	Market Maker
WR Hambrecht & Co., LLC	10/6/2010	Pier 1, Bay 3 San Francisco, CA 94111	(415) 551-8642	Member	Online Discount Brokerage Firm